

April 16, 2019

Dear Fellow Stockholder:

You are cordially invited to attend the 2019 Annual Meeting of Stockholders (the "Annual Meeting") of PetIQ, Inc. ("PetIQ") to be held at our corporate headquarters at 923 S. Bridgeway Place, Eagle, Idaho on Wednesday, May 29, 2019 at 9:00 a.m. Mountain Daylight Time.

Our Company: At PetIQ, our mission is to make pets' lives better through improved access to affordable pet health care. In January 2018, we leveraged our core capabilities in pet health and wellness products to extend our business into veterinarian services through the strategic acquisition of VIP Petcare, a leading operator and provider of nationwide veterinary clinics and veterinarian services within major U.S. retailers. We are now providing the same convenience and affordability to pet parents strengthening new and existing partnerships across all sales channels and enhancing consumer loyalty through complementary veterinarian product and service offerings. We ended 2018 with 34 wellness centers and 34 regional offices in operation. In addition to integrating VIP and accelerating growth of our Services segment, we made key leadership team additions and the tuck-in acquisition of HBH Enterprises, an innovative developer and manufacturer of specialty pet supplements and treats—these actions further strengthened PetIQ's overall market position in animal health and wellness. The synergy created between our veterinarian products and service business is significant and resulted in strong growth of our business. In fact, since our initial public offering in July 2017, PetIQ has increased net sales from $267 million to finish 2018 with net sales of $529 million, representing growth of 98%.

Business Strategy: Through our *Follow the Pets* long-term plan, our team will continue to strategically execute on disciplined operational initiatives and investments to support PetIQ's long-term, sustainable growth. Approximately 86% of pet owners purchase their pet food at our retail partners and the secular trends supporting the industry are extremely powerful with the number of pet households reaching its highest levels ever. We will follow these pets and pet owners by bringing affordable veterinarian services and products to where they are already shopping for their pets' needs. We are uniquely positioned to take advantage of the macro trends in the pet industry, where there is rising pet ownership, a heightened sensitivity to the rising healthcare costs associated with pet ownership, humanization of pets as family members, and increased aging of pets that all depend on better healthcare.

We believe our strategic actions in 2018 position PetIQ for long-term sustainable growth. Our national veterinarian products and service platform addresses a $32 billion veterinary pet products and services market opportunity, which is projected to grow at more than 6% annually. We remain in the early stages of realizing the growth we are capable of achieving, but believe our integrated product and service platform will continue to allow us to outpace industry growth. Going forward, we believe this puts us on pace to achieve our long-term growth targets of 1,000 veterinarian wellness centers, net sales of greater than $1 billion with EBITDA margin of greater than 15% by 2023. The demand for our more affordable and accessible pet products and veterinarian services is strong and we remain committed to expanding our category leadership position to fuel our future growth and value for our shareholders.

Stockholder Engagement: We are also guided by the perspectives of our stockholders as expressed through direct engagement with us throughout the year and at our Annual Meeting. Since our 2018 annual meeting of stockholders, our executives and investor relations have engaged in discussions with stockholders comprising approximately 83% of our shares of Class A common stock outstanding. Feedback received during these meetings is shared with the full Board of Directors and has informed Board decisions. The conversations held with our stockholders are beneficial, and we look forward to continuing our dialogue in the coming year.

At the Annual Meeting we will review the business to be transacted and described in the accompanying Notice of Annual Meeting of Stockholders and respond to comments and questions. On behalf of the Board of Directors, I thank you for your participation and investment in PetIQ.

Sincerely,



McCord Christensen
Chairman & Chief Executive Officer

This Proxy Statement is dated April 16, 2019 and is first being made available to stockholders on April 19, 2019.



NOTICE OF 2019 ANNUAL MEETING OF STOCKHOLDERS

To Be Held on May 29, 2019

To the Stockholders of PETIQ, Inc.:

Time and Date:	Wednesday, May 29, 2019 at 9:00 a.m. Mountain Daylight Time
Place:	The Company's headquarters at 923 S. Bridgeway Place, Eagle, Idaho 83616
Record Date:	April 1, 2019 (the "Record Date")

Items to be Voted On:

1. To elect two Class II directors, to serve until the third annual meeting next succeeding their election and until their successor is elected and qualified (Proposal One);

2. To approve the amendment and restatement of the PetIQ, Inc. 2017 Omnibus Incentive Plan, including an increase in the shares of Class A Common Stock reserved for issuance thereunder (Proposal Two);

3. To ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2019 (Proposal Three); and

4. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

How to Vote: **IT IS IMPORTANT THAT YOUR SHARES ARE REPRESENTED AT THIS ANNUAL MEETING. EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING, WE HOPE THAT YOU WILL PROMPTLY VOTE AND SUBMIT YOUR PROXY BY TELEPHONE, MAIL OR VIA THE INTERNET, AS DESCRIBED IN THE PROXY STATEMENT. THIS WILL NOT LIMIT YOUR RIGHTS TO ATTEND OR VOTE AT THE ANNUAL MEETING.**

Our board of directors has fixed the close of business on April 1, 2019 as the record date for determining holders of our Class A Common Stock and Class B Common Stock entitled to notice of, and to vote at, the Annual Meeting or any adjournments or postponements thereof. A complete list of such stockholders will be available for examination at our offices in Eagle, Idaho during normal business hours for a period of ten days prior to the Annual Meeting.

By Order of the Board of Directors

R. Michael Herrman (signature)

R. Michael Herrman
General Counsel and Secretary

Eagle, Idaho
Date: April 16, 2019

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING TO BE HELD ON MAY 29, 2019.

We are furnishing proxy materials to our stockholders primarily via the Internet, instead of mailing printed copies of those materials to each stockholder. By doing so, we save costs and reduce the environmental impact of our Annual Meeting. We will mail a Notice of Internet Availability of Proxy Materials to certain of our stockholders. This Notice contains instructions about how to access our proxy materials and vote online or vote by telephone. If you would like to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. If you previously chose to receive our proxy materials electronically, you will continue to receive access to these materials via e-mail unless you elect otherwise.

TABLE OF CONTENTS

2019 PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in the Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. For more complete information regarding the PetIQ Inc.'s (the "Company's") 2018 performance, please review our 2018 Annual Report on Form 10-K ("Annual Report").

2019 Annual Meeting Information

Date and Time	Wednesday, May 29, 2019 at 9:00 a.m. Mountain Daylight Time
Location	PetIQ's corporate headquarters, 923 S. Bridgeway Place, Eagle, Idaho 83616
Record Date	April 1, 2019
Shares Outstanding as of the Record Date	28,183,955 shares of Common Stock outstanding, comprised of 22,156,111 shares of Class A Common Stock (the "Class A Common Stock") and 6,027,844 shares of Class B Common Stock (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). Our Class A Common Stock and Class B Common Stock vote together on each of the matters set forth in this Proxy Statement.
Voting	You are entitled to one (1) vote for each share of Common Stock you own, on each matter to be voted upon at the Annual Meeting of the Stockholders (the "Annual Meeting").

Items to be Voted on

Proposal	Board Recommendation
Election of directors (page 4)	FOR
Vote to Approve Amendment and Restatement of the PetIQ, Inc. 2017 Omnibus Incentive Plan (the "Omnibus Plan") (page 22)	FOR
Ratification of Selection of Independent Registered Public Accounting Firm (page 35)	FOR

Board of Directors

Name	Director Class[1]	Director Since	Independent	Board Committees[2]		
				Compensation	Audit	Nominating and Corporate Governance
McCord Christensen	III	2017				
Larry Bird	II	2018	X		X	
James Clarke	I	2017	X	X		C
Mark First	II	2017	X	C		X
Ronald Kennedy	I	2017	X	X	X	
Gary Michael	III	2017	X	X	C	
Will Santana	I	2018				

(1) Class I directors have a term that expires at the 2021 annual meeting of stockholders. Class II directors have a term that expires at the Annual Meeting and have been nominated for re-election. Class III directors have a term that expires at the 2020 annual meeting of stockholders.

(2) "C" = Chair of Committee; "X" = Member of Committee

About PetIQ

PetIQ is a leading, rapidly growing pet health and wellness company. Through over 60,000 points of distribution across retail and e-commerce channels, PetIQ and VIP Petcare, a wholly-owned subsidiary, have a mission to make pet lives better by educating pet parents on the importance of offering regular, convenient access and affordable choices for pet preventive and wellness veterinary products and services. PetIQ believes that pets are an important part of the family and deserve the best products and care we can give them.

2018 Financial Highlights

Net sales were **$528.6 million**, an increase of **98%** versus 2017

- Product Sales were **$450.2 million**, an increase of **69%**

- Service revenue was **$78.4 million**

Adjusted EBITDA[1] was **$41.5 million**, an increase of **86%** versus 2017



(1) Adjusted EBITDA is a financial measure that is not calculated in accordance with accounting principles generally accepted in the United States ("GAAP"). For more information regarding Adjusted EBITDA and a reconciliation to net income, the most directly comparable GAAP measure, see Appendix A, "Reconciliation of Non-GAAP Financial Measure."

2018 Business Highlights

- Completed two strategic acquisitions: Community Veterinary Clinics, LLC d/b/a VIP Petcare ("VIP") and HBH Enterprises LLC.

  - Through VIP, the Company provided veterinary services to more than one million pets during 2018.

  - The HBH Acquisition enhanced the Company's manufacturing and product development capabilities of health and wellness pet products.

- Opened 25 veterinary wellness centers during the year, for a total of 34 wellness centers and 34 regional offices in operation as of year end.

- Ran over 74,000 pop-up, mobile veterinary clinics in over 3,400 unique retail locations.

- National footprint now allows the Company to operate veterinary clinics within 5 miles of 90% of the U.S. population.

- The Company amended its credit agreement on August 9, 2018, to expand the capacity of the revolving line of credit from $50 million to $75 million; liquidity as of December 31, 2018 was $128 million.

- During the fourth quarter of 2018, the Company sold 2,000,000 shares of Class A Common Stock through an underwritten public offering for total net proceeds of approximately $73.9 million.

Corporate Governance Highlights

- All of our Audit, Compensation and Nominating and Corporate Governance Committee members are independent

- Excellent track record of attendance at all Board and committee meetings in 2018

- Risk oversight by full Board and committees

- Annual review of committee charters and Corporate Governance Guidelines

- Executive sessions of independent directors are held at all regularly scheduled Board meetings and led by our Lead Independent Director

- Annual Board and committee self-evaluations

- Adoption of comprehensive Corporate Governance Guidelines in March 2019

Executive Compensation Highlights

- Independent compensation consultant for the Compensation Committee

- Clawback policy applicable to incentive compensation

- No hedging or pledging of Company stock by insiders

- No single-trigger change-in-control severance or vesting of equity awards

PROPOSAL ONE:
ELECTION OF DIRECTORS

Our Board is currently comprised of seven directors. In accordance with our Amended and Restated Certificate of Incorporation and our bylaws (the "Bylaws"), our Board is divided into three classes, the members of each of which serve for staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. We believe this classified board structure is appropriate for the Company. Obtaining a three-year commitment from our directors assists us in retaining highly qualified directors who have experience and familiarity with our business and the market in which we operate. The Board believes that such long-term institutional knowledge benefits the Company and enables the Board to better consider and provide long-term strategic planning.

Our directors are divided among the three classes as follows:

- the Class II directors are Mark First and Larry Bird, and their terms will expire at the Annual Meeting;

- the Class III directors are McCord Christensen and Gary Michael, and their terms will expire at our annual meeting of stockholders to be held in 2020; and

- the Class I directors are James N. Clarke, Ronald Kennedy and Will Santana, and their terms will expire at our annual meeting of stockholders to be held in 2021.

The Nominating and Corporate Governance Committee has recommended and the Board has nominated Mark First and Larry Bird as Class II directors. Messrs. First and Bird qualify as independent directors, as defined in the applicable rules of companies traded on the NASDAQ Global Market ("NASDAQ").

The names of the nominees, certain biographical information about the nominees, and the experiences, qualifications, attributes or skills that caused the Nominating and Corporate Governance Committee to recommend the nominees, are set forth below. Each of Messrs. Bird and First have agreed to be nominated and to serve as a director if elected. There are no family relationships among the nominees and any of our directors or executive officers.

Class II Director Nominees

LARRY BIRD Director Class II Director since: 2018 Age: 64 *Board Committees:* Audit	Mr. Bird has served as a director and as a member of the Company's Audit Committee since March 2018. Mr. Bird served as Senior Audit Partner at Deloitte & Touche LLP until his retirement in June, 2017. As a Deloitte Audit Partner since 1989, Mr. Bird was actively engaged as the Lead Audit Partner responsible for planning and supervising audits for larger private companies and PCAOB Integrated Audits for publicly held companies spanning a variety of industries. Mr. Bird earned a Bachelor of Business Administration from the Idaho State University College of Business. We believe that Mr. Bird's qualifications to serve as a director of our Company include his extensive financial acumen and detailed experience as Lead Audit Partner in a variety of industries.

MARK FIRST

Director

Independent

Class II Director since: 2017

Age: 54

Board Committees:

Compensation (Chair)
Nominating and Corporate
    Governance

Mr. First has served as the lead independent director of the Company since our initial public offering in July 2017 ("IPO"). Prior to our IPO, Mr. First served as a member of PetIQ Holdings, LLC's board of managers from 2012 until July 2017. Mr. First is a Managing Director of Eos Management, L.P., an affiliate of ECP Helios Partners IV, L.P. and Eos Partners, L.P. (the "Eos Funds"), where he has been employed since March 1994. Mr. First was previously an investment banker with Morgan Stanley & Co. Incorporated from August 1991 until March 1994. Mr. First is a director of several privately owned companies and has been a director of Addus HomeCare, Inc. (NASDAQ: ADUS) since 2009. Mr. First holds a Bachelor of Science from The Wharton School of the University of Pennsylvania and a Master of Business Administration from Harvard Business School. We believe Mr. First's qualifications to serve as a director of our Company include his experience as a director of other public companies and his experience in business, corporate strategy, acquiring and integrating business and investment matters.

Vote Required

The two nominees receiving the most affirmative votes of the shares present in person or represented by proxy and entitled to vote will be elected as directors to serve until our annual meeting of stockholders to be held in 2022 or until his successor, if any, is duly elected and qualified, or until his earlier death, resignation or removal. Unless you otherwise instruct, proxies will be voted FOR election of each nominee who is listed above as director nominee. The Company has no reason to believe that any nominee will be unable to serve, but in the event that a nominee is unwilling or unable to serve as a director and the Board does not, in that event, choose to reduce the size of the Board, the persons voting your proxy may vote for the election of another person in accordance with their judgment.

Recommendation of the Board

The Board recommends that stockholders vote "FOR" the election of all director nominees.

DIRECTORS AND MANAGEMENT

The following table sets forth the names and titles of PetIQ's directors and executive officers.

Name	Position
McCord Christensen	Chief Executive Officer and Chairman
Susan Sholtis	President
John Newland	Chief Financial Officer
R. Michael Herrman	General Counsel and Secretary
Will Santana	Executive Vice President and Director
Larry Bird	Director
James Clarke	Director
Mark First	Lead Independent Director
Ronald Kennedy	Director
Gary Michael	Director

Board of Directors

The names of our directors, certain biographical information about our directors, and the experiences, qualifications, attributes or skills that the Nominating and Corporate Governance Committee considered when recommending the directors for nomination, are set forth below (other than Messrs. Bird and First, whose information is set forth above under "—Proposal One: Election of Directors").

MCCORD CHRISTENSEN

Chief Executive Officer and Chairman

Class III Director since: 2017

Age: 46

Board Committees:
None

Mr. Christensen co-founded PetIQ in 2010 and has served as our Chief Executive Officer since our inception and as Chairman of our Board since our IPO. In addition to his leadership responsibilities as Chairman and CEO, Mr. Christensen's expertise in retail and consumer products has enabled PetIQ to deliver targeted and well-executed commercial programs and products across the retail industry. Prior to founding PetIQ, Mr. Christensen gained extensive retail and management experience working at Albertson's and as an executive in consumer product companies selling to leading U.S. retailers. Mr. Christensen holds a Bachelor of Science in Finance from Boise State University. We believe Mr. Christensen's qualifications to serve as a director of our Company include his role of Chief Executive Officer of the Company, his experience in the consumer and retail industries, his expertise in corporate strategy and development, his demonstrated business acumen and his extensive experience identifying, consummating and integrating acquisitions.

JAMES N. CLARKE

Director

Independent

Class I Director since: 2017

Age: 46

Board Committees:

Compensation
Nominating and Corporate
   Governance (Chair)

Mr. Clarke has served as a director since our IPO. Prior to our IPO, Mr. Clarke served as a member of PetIQ Holdings, LLC's board of managers from 2012 until July 2017, serving as the board of managers' chairman from 2012 until 2015. From 2011 until the formation of PetIQ Holdings, LLC in 2012, Mr. Clarke served as the chairman of PetIQ, LLC. Mr. Clarke is Chief Executive Officer and Managing Partner of Clarke Capital Partners, a growth equity and alternatives-focused family office, where he has served since 2011. Mr. Clarke is a director of several privately owned companies and non-profit organizations. Mr. Clarke is a Governor-appointed Trustee and Foundation Chair at Utah Valley University and also serves as the Chairman of the board of managers of Curza Global, LLC, a small-molecule drug development company focused on infectious diseases and oncology. Mr. Clarke is an alumnus of Brigham Young University and holds a Master of Management from the University of Oxford. We believe Mr. Clarke's qualifications to serve as a director of our Company include his business experience, particularly as it relates to corporate strategy and investment matters, as well as his familiarity with PetIQ's business and the industry in which we operate.

RONALD KENNEDY

Director

Independent

Class I Director since: 2017

Age: 72

Board Committees:

Compensation
Audit

Mr. Kennedy has served as a director since our IPO. Prior to our IPO, Mr. Kennedy served as a member of PetIQ Holdings, LLC's board of managers from May 2012 until July 2017. From 2010 until the formation of PetIQ Holdings, LLC in 2012, Mr. Kennedy served as a director of PetIQ, LLC. Mr. Kennedy is the owner of the investment firm Kennedy Ventures and a founder of Western Benefit Solutions, an employee benefits consulting firm, which he sold in 2010. He was a board member of Ameriben, Inc., a human resource consulting and benefits administration service company until 2014. Mr. Kennedy holds a Bachelor of Science in Business Administration from Brigham Young University and a Master of Business Administration from Arizona State University. We believe Mr. Kennedy's qualifications to serve as a director of our Company include his experience in corporate strategy, investment matters and corporate leadership.

GARY MICHAEL

Director

Class III Director since: 2017

Age: 78

Board Committees:

Audit (Chair)
Compensation

Mr. Michael has served as a director since our IPO. Prior to our IPO, Mr. Michael served as a member of PetIQ Holdings, LLC's board of managers from 2016 until July 2017. Mr. Michael served as the Chairman of the Board and Chief Executive Officer of Albertson's Inc. from 1991 to 2001. Mr. Michael served as the Chairman of The Federal Reserve Bank of San Francisco from 1997 to 2000 and as a Director from 1994 to 2000. Mr. Michael currently serves on the boards of Bodega Latina Corp., Northwest Bank, Western Capital Corp. and the JA and Kathryn Albertson Family Foundation. In addition, Mr. Michael currently serves as the Commissioner of the Idaho Lottery and the Idaho State Treasurer's Investment Review Committee. Previously, Mr. Michael was on the boards of The Clorox Company, Questar, Inc., Boise Cascade Corp., Office Max, Inc., Caesars Entertainment, Graham Packaging, Inc., Idaho Power Company and Idacorp. He was also the President of the University of Idaho from 2003 to 2004. Mr. Michael holds a Bachelor of Science in Accounting from the University of Idaho. We believe Mr. Michael's qualifications to serve on our board include his demonstrated business and financial acumen, his experience in acquiring and integrating businesses, and his experience on other public company boards of directors, including audit committee service.

WILL SANTANA Director *Independent* Class I Director since: 2018 Age: 46 *Board Committees:* None	Mr. Santana has served as a director since our acquisition of VIP in January 2018 (the "VIP Acquisition" and the agreement pursuant to which the VIP Acquisition was completed, the "Purchase Agreement"). Mr. Santana was appointed to the Board pursuant to the terms of the Purchase Agreement and currently serves as the Company's Executive Vice President, with the principal responsibility of overseeing VIP. Prior to joining the Company, Mr. Santana served as the Chief Executive Officer of VIP since founding the company in 1997. We believe Mr. Santana's qualifications to serve as a director of our Company include his experience in the veterinary health business.

Executive Officers

The names and certain biographical information about our executive officers are set forth below (other than Messrs. Christensen and Santana, whose information is set forth above under "—Directors").

JOHN NEWLAND Age: 55	Mr. Newland has served as our Chief Financial Officer since 2014 and as our Corporate Secretary from 2015 until March 2019. Since joining PetIQ, Mr. Newland facilitated the move from a regional auditor to KPMG, implemented enhanced control systems and standards across the company and upgraded our finance and operations organizations. Prior to joining PetIQ, Mr. Newland gained extensive retail and consumer products experience working for Albertson's, Inc. and SuperValu, Inc. in a range of finance roles. Mr. Newland is a retired fighter pilot and Commander in the Idaho Air National Guard, where he served from 1985 to 2013. Mr. Newland holds a Bachelor of Science degree in corporate finance from the University of Idaho and is a graduate of the United States Air Force Air War College.

SUSAN SHOLTIS Age: 52	Ms. Sholtis has served as President since October 2018. She previously served as a director from March 2018 to October 2018. Prior to her appointment as President, Ms. Sholtis served as Global Marketing Head in the Health Division at Reckitt Benckiser since 2017. From 2016 to 2017, Ms. Sholtis served as Head of North America Commercial Operations at Merial and was responsible for transitioning North America operations to Merial's new owner, Boehringer Ingelheim. Prior to that, from 2006 to 2016, Ms. Sholtis served in a number of positions at Mead Johnson Nutrition, most recently as Head of Global Marketing. Ms. Sholtis earned a Bachelor's degree from Butler University and a Masters of Business Administration from Emory University.

R. MICHAEL HERRMAN

Age: 51

Mr. Herrman was appointed as General Counsel in February 2019. He previously worked as the Executive Director and the Head of Legal for Boehringer Ingelheim's Animal Health business in Latin America from 2017 to 2019 and as the Executive Director and the Head of Legal for Boehringer Ingelheim's Animal Health business in the United States from 2007 to 2017. Beginning in 2003, Mr. Herrman served in a number of positions at Boehringer Ingelheim and gained extensive experience in both the human pharmaceuticals business, and specifically the animal health business and industry, including as Executive Director, Executive Division Counsel and as a Director and Senior Counsel of Legal Operations. Mr. Herrman earned a Bachelor's degree from the University of Connecticut, as well as a Master's degree from S.I. Newhouse School of Public Communications and a law degree from Syracuse University College of Law. Prior to that, Mr. Herrman served in the United States Army.

CORPORATE GOVERNANCE

Corporate Governance Highlights

- All of our Audit, Compensation and Nominating and Corporate Governance Committee members are independent

- Excellent track record of attendance at all Board and committee meetings in 2018

- Risk oversight by full Board and committees

- Annual review of committee charters and Corporate Governance Guidelines

- Executive sessions of independent directors are held at all regularly scheduled Board meetings and led by our Lead Independent Director

- Annual Board and committee self-evaluations

- Adoption of comprehensive Corporate Governance Guidelines in March 2019

Structure of the Board of Directors

Our business and affairs are managed under the direction of our Board. Our Board currently consists of seven members and is divided into three classes with staggered three-year terms. The term of our Class I directors, James Clarke, Ronald Kennedy, and Will Santana, will expire at our 2021 annual meeting of stockholders. The term of our Class II directors, Mark First and Larry Bird, will expire at this Annual Meeting and these directors have been nominated for reelection. The term of our Class III directors, McCord Christensen and Gary Michael, will expire at our 2020 meeting of stockholders.

Any additional directorships resulting from an increase in the authorized number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our Board may have the effect of delaying or preventing changes in our control or management.

Pursuant to our Bylaws, our directors are elected by a plurality of the voting power of the shares present in person or represented by proxy and entitled to vote on the election of directors. Our directors hold office until their successors have been elected and qualified or until their earlier resignation or removal.

Criteria for Selection of Directors

The Nominating and Corporate Governance Committee is responsible for (i) searching for, identifying, evaluation and recommending to the Board candidates to fill new positions or vacancies on the Board and review any candidates recommended to the Board by stockholders if such recommendations are made in compliance with the requirements set forth in the charter documents and (ii) making recommendations to the Board regarding the selection and approval of nominees for director to be submitted to a stockholder vote at the annual meeting of stockholders of the Company. Pursuant to our Corporate Governance Guidelines, directors should possess personal and professional integrity, have good business judgment, relevant experience and skills and be an effective director in conjunction with the full Board in collectively serving the long-term interests of Company stockholders. Directors should be committed to devoting sufficient time and energy

to diligently performing their duties as directors. The Board and the Nominating and Corporate Governance Committee are committed to actively seeking out diverse candidates to be considered as director nominees. The Nominating and Corporate Governance Committee views diversity broadly to include diversity of experience, skills, and viewpoints as well as traditional diversity concepts such as race and gender.

In evaluating director candidates, our Corporate Governance Guidelines provide that the following general criteria will be considered by the Nominating and Corporate Governance Committee and the Board:

- current or recent experience as a senior executive of a public company or as a leader of another major complex organization;

- business and financial expertise;

- experience as a director of a public company;

- current or prior animal health or pet industry experience;

- government entity or regulatory experience;

- independence;

- current employment;

- diversity with respect to viewpoints, background, experience, skill, education, national origin, gender, race, age, culture and current affiliations; and

- personal and professional ethics and integrity, independent thought, practical wisdom and mature judgment.

None of these criteria should be construed as minimum qualifications for director selection nor is it expected that director nominees will possess all of the criteria identified. Rather, these criteria represent the range of complementary talents, backgrounds and experiences that the Board believes would contribute to the effective functioning of the Board. In addition, in composing a well-rounded Board, the Board and the Nominating and Corporate Governance Committee look for those individuals who would bring a variety of complementary skills to allow formation of a Board that possesses the appropriate skills and experience to oversee the Company's business.

Board and Committee Self-Evaluations

Our Board conducts an annual self-evaluation of itself and its committees to assess its effectiveness and to identify opportunities for improvement. Our Board believes that this process supports continuous improvement and provides opportunities to strengthen Board and committee effectiveness.



The Nominating and Corporate Governance Committee reviews and updates the board and committee evaluation questionnaire for the following year.

Directors provide written responses to the board and committee evaluation, assessing performance and identifying areas for improvement.

The Nominating and Corporate Governance Committee analyzes evaluation responses and reports on the results to the full Board.

The Board and each Committee discuss the evaluation responses, decide on any action items and formulate plans to address them.

Director Independence

Our Corporate Governance Guidelines provide that a majority of the members of our Board and each member of our Audit, Compensation and Nominating and Corporate Governance Committee meet the independence criteria under NASDAQ listing standards. Our Board, following consultation with our Nominating and Corporate Governance Committee, has undertaken a review of the independence of the directors and nominees for director and considered whether any director or nominee has a material relationship with us that could compromise his or her ability to exercise judgment in carrying out his or her responsibilities. As a result of this review, our Board determined that five of our seven current directors, Messrs. Michael, First, Clarke, Kennedy and Bird are "independent directors" as defined under the applicable requirements of NASDAQ listing standards and the Securities and Exchange Commission ("SEC") rules and regulations. In making that determination, our Board considered whether each director and nominee has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Meetings of the Board of Directors

The Board met four times during 2018. Each of the members of the Board that served during 2018 participated in over 75% of the meetings of the Board and committees on which each Board member respectively served. Members of the Board are expected to attend each Board meeting. The non-management directors of the Company meet at least quarterly in executive sessions of the Board without management present. The Lead Independent Director presides over non-management sessions.

Committees of the Board of Directors

Our Board has a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The Board determines the membership of each of these committees from time to time, and pursuant to our Corporate Governance Guidelines only outside, independent directors serve on these committees. The current members of each committee are identified in the table below:

| Name | Board Committees[1] | | |
	Compensation	Audit	Nominating and Corporate Governance
McCord Christensen			
Larry Bird		X	
James Clarke	X		C
Mark First	C		X
Ronald Kennedy	X	X	
Gary Michael	X	C	
Will Santana			

(1)   "C" = Chair of Committee; "X" = Member of Committee

Audit Committee

Our Audit Committee is composed of Messrs. Michael, Kennedy and Bird, with Mr. Michael serving as chairman. Our Board has determined that each of Messrs. Michael, Kennedy and Bird meets the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and NASDAQ listing standards. Our Board has also determined that each of Messrs. Michael, Kennedy and Bird qualifies as an "audit committee financial expert" within the meaning of SEC regulations.

The primary purpose of the Audit Committee is to discharge the responsibilities of our Board with respect to our accounting, financial and other reporting and internal control practices and to oversee our independent registered public accounting firm and internal audit function. Specific responsibilities of our Audit Committee include:

- appointing, compensating, retaining and overseeing the work of the independent registered public accounting firm;

- evaluating the performance of our independent registered public accounting firm and determining whether to retain or terminate its services;

- determining and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

- reviewing and discussing with management and our independent registered public accounting firm the results of the annual audit;

- reviewing and discussing with management and our independent registered public accounting firm the Company's quarterly and annual financial statements, including the Company's disclosures under Management's Discussion and Analysis;

- reviewing with management and our independent registered public accounting firm significant issues that arise, if any, regarding accounting principles and financial statement presentation;

- reviewing and discussion with management and our independent registered public accounting firm the Company's significant accounting policies and practices and any changes thereto;

- conferring with management regarding the scope, adequacy and effectiveness of our internal control over financial reporting;

- discussing with management the process for assessing and managing risks, including the Company's major financial risk exposures and the steps management has taken to monitor and control such expenses;

- establishing procedures for the receipt, retention and treatment of any complaints we receive regarding accounting, internal accounting controls or auditing matters, and reviewing any such complaints received by the Company;

- overseeing the Company's internal audit function, including a review of ongoing assessments of the Company's risk assessment;

- reviewing and approving related party transactions; and

- overseeing compliance with the requirements of the SEC.

The Audit Committee met four times in 2018.

Compensation Committee

Our Compensation Committee is composed of Messrs. First, Clarke, Kennedy and Michael, with Mr. First serving as chairman. Our Board has determined that each of Messrs. First, Clarke, Kennedy and Michael is "independent" within the meaning of applicable NASDAQ listing standards, is a "non- employee director" as defined in Rule 16b-3 under the Exchange Act and is an "outside director" as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. The primary purpose of our Compensation Committee is to discharge the responsibilities of our Board to oversee our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our Compensation Committee include:

- reviewing and approving corporate performance goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers and evaluating performance in light thereof;

- determining the compensation and other terms of employment of our Chief Executive Officer;

- in consultation with the Chief Executive Officer, determining the compensation and other terms of employment of our other executive officers;

- administering our stock plans and other incentive compensation plans;

- reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management, as appropriate; and

- reviewing and recommending to our Board the compensation of our directors.

The Compensation Committee also has the authority, in its sole discretion, to select and retain any compensation consultant to be used by the Company to assist with the execution of the Compensation Committee's duties and responsibilities, or to engage independent counsel or other advisors as it deems necessary or appropriate to carry out its duties. The Compensation Committee engaged Korn Ferry as a compensation consultant in the last fiscal year to assist with the development of a long term incentive compensation program.

Our Compensation Committee met three times in 2018.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is composed of Messrs. First and Clarke, with Mr. Clarke serving as chairman. The responsibilities of the Nominating and Corporate Governance Committee include:

- identifying individuals qualified to become members of our Board, consistent with criteria included in our Corporate Governance Guidelines;

- recommending director nominees to the Board;

- recommending members and chairpersons of committees to the Board;

- recommending executive officers to the Board;

- reviewing and making recommendations to the Board regarding the appropriate size, performance, composition, duties, responsibilities and classes of the Board;

- overseeing the annual self-evaluation of the Board and its committees; and

- overseeing the Company's corporate governance practices and procedures.

Our Nominating and Corporate Governance Committee met two times in 2018.

Other Committees

Our Board may establish other committees as it deems necessary or appropriate from time to time.

Committee Charters

Each of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee operates under written charters adopted by the Board. These charters are posted on the "Investor Relations" page of our website, http://ir.petiq.com. The contents of our website are not intended to be incorporated by reference into this Proxy Statement or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee has, at any time, been one of our executive officers or employees.

None of our executive officers currently serves, or has served during the last completed year, as a member of the Board or Compensation Committee (or other committee serving an equivalent function) of another entity that had one or more of its executive officers serving as a member of our Board.

Board of Directors' Leadership Structure and Risk Oversight

Risk Oversight

Our Board oversees the risk management activities designed and implemented by our management. The Board executes its oversight responsibility for risk management both directly and through its committees. The full Board also considers specific risk topics, including risks associated with our strategic plan, business operations, capital structure and cybersecurity and data privacy. In addition, the Board receives detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our Board delegates to the Audit Committee oversight of our risk management process. The Audit Committee performs a central oversight role with respect to financial and compliance risks, and reports on its findings at each regularly scheduled meeting of the Board after meeting with our Director of Internal Audit and our independent auditor, KPMG. Our other Board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full Board as appropriate, including if and when a matter rises to the level of a material or enterprise level risk.

Leadership Structure

Our Corporate Governance Guidelines provide that the role of Chairman of the Board may be held by both management and non-management directors, as recommended by the Nominating and Corporate Governance Committee. The Chairman of our Board is currently our Chief Executive Officer, McCord Christensen. The Board believes that Mr. Christensen is best situated to serve as Chairman because he founded the Company, is the director most familiar with our business and is best suited to lead the discussion and execution of our strategy.

Because Mr. Christensen is our Chairman and Chief Executive Officer, our Board has appointed Mr. First to serve as Lead Independent Director to preside over meetings of our independent directors, serve as the liaison between our Chairman and the independent directors and perform additional duties as our Board may otherwise determine or delegate from time to time. While serving as Lead Independent Director, Mr. First has followed governance practices established by the Board that support effective communication and effective Board performance. The Lead Independent Director role fosters a Board culture of open discussion and deliberation, with thoughtful evaluation of risks and opportunities to support sound decision-making.

Determination That Current Board Leadership Structure is Appropriate

The Board has determined that the current Board leadership structure is appropriate for PetIQ for the following reasons:

- the current structure is working well and the Lead Independent Director is highly effective in his role;

- there are effectiveness and efficiency advantages of having a Chairman of the Board with the Chief Executive Officer's significant knowledge of the Company's history, customers and market opportunities, and extensive retail industry strategy experience;

- the Board has open discussions and thoughtful deliberations, especially in the evaluation of risk and in support of sound decision-making;

- the current size, focus, and organizational structure of the Company allows the Chairman of the Board and Chief Executive Officer roles to be effectively combined; and

- the independent directors meet regularly in private sessions to discuss issues regarding the Company.

Corporate Governance Documents

The Board has adopted Corporate Governance Guidelines, a Code of Ethics for Senior Financial Officers and a Code of Business Conduct and Ethics. We are committed to high standards of business integrity and corporate governance. All of the Company's corporate governance documents are published on the Company's website at http://ir.petiq.com and are also available upon request from the Corporate Secretary. The Board regularly reviews corporate governance developments and modifies the Company's corporate governance documents from time to time. We will post any modifications of our corporate governance documents on our website. The contents of our website are not intended to be incorporated by reference into this Proxy Statement or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Communications with the Board of Directors

The Board welcomes communications from the Company's stockholders and other interested parties. Pursuant to or Corporate Governance Guidelines, stockholders and any other interested parties may send communications to the Board, any committee of the Board, the Chairman of the Board, the Lead Director (if applicable) or any other director in particular to PetIQ, Inc., Attention: Corporate Secretary, 923 S. Bridgeway Place, Eagle, Idaho 83616. Stockholders and any other interested parties should mark the envelope containing each communication as "Stockholder Communication with Directors" and clearly identify the intended recipient(s) of the communication. The Secretary of the Company will review each communication received from stockholders and other interested parties and will forward the communication, as expeditiously as reasonably practicable, to the addressees if: (1) the communication complies with the requirements of any applicable policy adopted by the Board relating to the subject matter of the communication; and (2) the communication falls within the scope of matters generally considered by the Board. To the extent the subject matter of a communication relates to matters that have been delegated by the Board to a committee or to an executive officer of the Company, then the Secretary may forward the communication to the executive officer or Chairman of the committee to which the matter has been delegated. The acceptance and forwarding of communications to the members of the Board or an executive officer does not imply or create any fiduciary duty of the Board members or executive officer to the person submitting the communications.

Director Nomination by Shareholders Procedures

The Nominating and Corporate Governance Committee has the responsibility for reviewing and recommending to the Board candidates for director positions. The Nominating and Corporate Governance Committee will consider nominations made by stockholders. There are no differences in the manner in which the Nominating and Corporate Governance Committee evaluates nominees for director, as described above under "—Criteria for Selection of Directors," based on whether the nominee is recommended by a stockholder or whether the recommendation comes from another source. Pursuant to Section 1.11 of our Bylaws, nominations of persons for election to the Board at an annual meeting of stockholders may be made by any stockholder of the Company entitled to vote for the election of directors at the meeting who sends a timely notice in writing to our Corporate Secretary. To be timely, a stockholder's notice must be delivered to, or mailed and received by, our Corporate Secretary at the Company's principal executive offices not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that if the annual meeting is more than 30 days prior to the anniversary of the preceding year's annual meeting or more than 60 days after such anniversary date, notice by

the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which "public announcement" of the date of such annual meeting is made by the Company. For purposes of the Bylaws, "public announcement" means disclosure in a press release reported by a national news service or in a document publicly filed by us with the SEC.

The stockholder's notice or recommendation is required to contain certain prescribed information about each person whom the stockholder proposes to recommend for election as a director, the stockholder giving notice and the beneficial owner, if any, on whose behalf notice is given. The stockholder's notice must also include the consent of the person proposed to be nominated and to serve as a director if elected. Recommendations or notices relating to director nominations should be sent to PetIQ, Inc., Attention: Corporate Secretary, 923 S. Bridgeway Place, Eagle, Idaho 83616. A copy of our Bylaws has been filed as Exhibit 3.2 to our Registration Statement on Form S-1 filed with the SEC on July 6, 2017.

DIRECTOR COMPENSATION

Standard Director Compensation Arrangements

Each non-employee director is entitled to receive an annual cash retainer of $30,000 in consideration for his or her service on the Board and a per-meeting cash fee ranging from $500 to $1,000. In addition, each non-employee director serving as the chairman of a committee of the Board will receive a cash fee, as applicable, of $5,000 (for the chairs of the Compensation and Nominating and Corporate Governance Committees) or $10,000 (for the chair of the Audit Committee).

Each non-employee director is also entitled to receive an annual restricted stock unit award with a grant date fair value of $20,000, vesting on the one-year anniversary of the date of grant based on continued service as a director through such date. In addition, upon becoming a member of the Board, each new non-employee director will receive a one-time, initial restricted stock unit award with a grant date fair value of $50,000, subject to annual vesting over the three years from the date of grant, based on continued service as a director through each vesting date.

2018 Director Compensation

The following table presents information regarding the compensation earned or paid during 2018 to our non-employee directors who served on the Board during the year. Employee directors do not receive compensation for their service as members of the Board.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)	Total ($)
Mark First(2)	42,509	20,012	—	62,521
Gary Michael	43,000	20,012	—	63,012
James Clarke	38,000	20,012	—	58,012
Ronald Kennedy	33,000	20,012	—	53,012
Larry Bird(3)	33,000	70,001	—	103,001
Susan Sholtis(4)	—	—	—	—

(1) The amounts reported in this column represent (i) for each non-employee director (other than Ms. Sholtis, whose award is reported in the Summary Compensation Table), the grant date fair value of the annual restricted stock unit award granted on May 31, 2018, which vests on the first anniversary of the grant date, provided that the applicable director continues to serve as a director through such date, and (ii) in addition, for Mr. Bird, the grant date fair value of the initial restricted stock unit award granted to him on March 15, 2018, which vests in approximately equal annual installments on each of the first three anniversaries of the grant date, provided that Mr. Bird continues to serve as a director through each such date. The grant date fair value of each award was calculated in accordance with FASB ASC Topic 718. For a discussion of the assumptions and methodologies used in calculating the grant date fair value of the restricted stock unit awards, please see Note 9 to the Company's consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018. As of December 31, 2018, each non-employee director held the following unvested awards (other than Ms. Sholtis, whose outstanding equity awards are reported solely in the Outstanding Equity Awards at 2018 Fiscal Year-End Table): (i) Mr. First—1,045 restricted stock units; (ii) Mr. Michael—1,045 restricted stock units; (iii) Mr. Clarke—1,045 restricted stock units; (iv) Mr. Kennedy—1,045 restricted stock units; and (v) Mr. Bird—3,047 restricted stock units.

(2) The cash fees owed to Mr. First were paid to an affiliate of the Eos Funds.

(3) Mr. Bird began serving on the Board effective March 15, 2018.

(4) Ms. Sholtis served on the Board effective March 15, 2018 until her appointment as President of the Company, effective October 1, 2018. The cash fees paid to Ms. Sholtis for her service as a non-employee director prior to October 1, 2018, and Ms. Sholtis's initial and 2018 director restricted stock unit awards, are reported in the Summary Compensation Table, as is the compensation that Ms. Sholtis received for her service in 2018 as President of the Company on and after October 1, 2018.

EXECUTIVE COMPENSATION

The following provides compensation information pursuant to the scaled disclosure rules applicable to emerging growth companies under SEC rules and the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act").

Summary Compensation Table

The following Summary Compensation Table discloses the compensation information for fiscal years 2018 and 2017 for our principal executive officer ("PEO") and the two most highly compensated executive officers other than the PEO who were serving as executive officers at the end of the last completed fiscal year (collectively, the "named executive officers"). Certain updated compensation following the end of fiscal year 2018 and other information is provided in the narrative sections following the Summary Compensation Table.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Option Awards ($)[2]	Stock Awards ($)[3]	All Other Compensation ($)[4]	Total ($)
McCord Christensen	2018	491,440	500,000	1,476,000	—	—	2,467,440
Chief Executive Officer	2017	294,580	378,000	1,248,862	—	—	1,921,442
John Newland	2018	371,434	375,000	738,862	—	—	1,485,296
Chief Financial Officer	2017	289,430	1,326,000	872,808	—	—	2,488,238
Susan Sholtis[5]	2018	83,333	—	1,504,168	749,000	97,815	2,435,116
President							

(1)   The amounts reported in the "Bonus" column represent discretionary bonuses paid to the executives in 2019 and 2018 with respect to services provided in 2018 and 2017.

(2)   These amounts represent the grant date fair value of the stock option awards granted to the named executive officers in 2018, calculated in accordance with FASB ASC Topic 718. For a discussion of the assumptions and methodologies used in calculating the grant date fair value of the stock option awards, please see Note 9 to the Company's consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

(3)   This amount represents the grant date fair value of the restricted stock unit award granted to Ms. Sholtis in connection with the commencement of her employment in 2018, calculated in accordance with FASB ASC Topic 718. For a discussion of the assumptions and methodologies used in calculating the grant date fair value of the restricted stock unit award, please see Note 9 to the Company's consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

(4)   The amount shown in this column for Ms. Sholtis include the following amounts paid to her in respect of her service in 2018 as a non-employee director prior to her appointment as President of the Company effective October 1, 2018: (i) $27,814 in cash fees, (ii) an initial restricted stock unit award with a grant date fair value of $49,990, and (iii) a 2018 restricted stock unit award with a grant date fair value of $20,012. The grant date fair value of each restricted stock unit award is calculated in accordance with FASB ASC Topic 718. For a discussion of the assumptions and methodologies used in calculating the grant date fair value of the restricted stock unit awards, please see Note 9 to the Company's consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

(5)   Ms. Sholtis commenced employment as President of the Company on October 1, 2018. Ms. Sholtis was not a named executive officer in 2017 and thus, only 2018 compensation information is shown for her in this table.

Base Salaries

Base salaries established for the Company's executive officers are intended to reflect each individual's responsibilities, experience, historical performance and other discretionary factors deemed relevant by the Company and have generally been set at levels deemed necessary to attract and retain individuals with superior talent. Base salaries are also designed to provide executive officers with steady cash flow during the course of the fiscal year that is not contingent on short-term variations in the Company's operating performance.

Our named executive officers were entitled to the following annual base salaries:

Name	2018 Base Salary Rate ($) (Effective January 1, 2018)	2019 Base Salary Rate ($) (Effective January 1, 2019)
McCord Christensen	500,000	515,000
John Newland	375,000	386,250
Susan Sholtis[1]	400,000	400,000

(1)   Ms. Sholtis's 2018 base salary rate was effective on October 1, 2018, her employment start date.

Base salaries for Messrs. Christensen and Newland were increased in 2019 to reflect individual performance and to recognize the contributions of such named executive officers within their respective roles.

Employee Benefit and Retirement Programs

We did not maintain any annual cash incentive programs, qualified defined benefit plans, qualified defined contribution plans or nonqualified deferred compensation plans for our named executive officers or other employees in 2018. Effective February 1, 2019, we adopted a qualified defined contribution 401(k) plan in which all of our eligible employees, including our named executive officers, may participate. The Company will match 100% of up to the first 3% of a participant's deferral per year under the 401(k) plan.

Executive Employment and Other Arrangements

A summary of our current at-will employment agreements with our named executive officers and other arrangements with our named executive officers providing for potential employment termination-based compensation is set forth below.

McCord Christensen. Effective May 31, 2012, Mr. Christensen entered into an employment agreement with the Company to serve as Chief Executive Officer for a term of three years, plus automatic one-year renewals thereafter unless any party provides notice of intent not to renew the agreement. The agreement provided for an initial base salary of $240,000 per year. In addition, Mr. Christensen is entitled to receive annual cash bonuses in the discretion of the Board.

In the event that Mr. Christensen's employment is terminated by the Company without "Cause" (as defined in the applicable employment agreement), he would be entitled to continued payment of his then-current annual base salary for a period of 12 months. Mr. Christensen may resign his employment for any reason upon giving the Company no less than 30 days' notice.

Mr. Christensen is subject to certain restrictive covenants, including provisions regarding non-competition and non-solicitation of employees, independent contractors, clients, customers or suppliers, while employed by the Company and for a period following the termination of employment of either one year (in the event of a termination of employment by the Company for any reason other than Cause) or 18 months (in the event of a termination by the Company for Cause or by Mr. Christensen for any reason). The Company may extend the covenant period up to one additional year; provided that it pays Mr. Christensen his annual base salary (at the rate in effect at the time of his termination) during such extended period.

John Newland. Mr. Newland is party to an offer letter dated March 6, 2014 pursuant to which he serves as the Company's Chief Financial Officer. Mr. Newland's offer letter provided for an initial base salary of $215,000 per year and eligibility to receive an annual cash bonus equal to fifty percent (50%) of his base salary. Mr. Newland's employment is at-will; however, if his employment is terminated without cause, he is entitled to continued payment of his then-current annual base salary for a period of three months. During the term of his employment, Mr. Newland is prohibited from engaging in any other employment or business activity directly related to the business of the Company.

Susan Sholtis. On September 17, 2018, Ms. Sholtis entered into an employment agreement with the Company, effective October 1, 2018, to serve as President of the Company. The agreement provides for an initial term of one year, plus automatic one-year renewals thereafter unless any party provides notice of intent not to renew the agreement, and an initial base salary of $400,000 per year. In addition, Ms. Sholtis is eligible to receive annual cash bonuses in the discretion of the Board with a target bonus of 100% of her annual base salary.

In the event that Ms. Sholtis's employment is terminated by the Company without "Cause" (as defined in her employment agreement), she would be entitled to continued payment of her then-current annual base salary for a period of 12 months. Ms. Sholtis may resign her employment for any reason upon giving the Company no less than 30 days' notice. Ms. Sholtis is subject to certain restrictive covenants, including provisions regarding

non-competition and non-solicitation of employees, independent contractors, clients, customers or suppliers, while employed by the Company and for a period of one year following the termination of her employment for any reason.

In connection with Ms. Sholtis's commencement of employment, Ms. Sholtis received an option to purchase 100,000 shares of Class A Common Stock, vesting in equal installments on each of the first four anniversaries of the grant date, and 20,000 restricted stock units, vesting 50% on the first anniversary of the grant date and in equal installments on each of the second, third, and fourth anniversaries thereafter.

Outstanding Equity Awards at 2018 Fiscal Year-End

The following table shows outstanding equity awards as of December 31, 2018 for each named executive officer.

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
McCord Christensen	51,351	154,054	16.00	7/20/2027	—	—	—	—
	—	150,000	24.97	3/15/2028	—	—	—	—
John Newland	35,889	107,665	16.00	7/20/2027	—	—	—	—
	—	75,000	24.97	3/15/2028	—	—	—	—
Susan Sholtis	—	100,000	37.49	10/1/2028	23,047	540,913	—	—

(1) These option awards vest and become exercisable in approximately equal installments on each of the first four anniversaries of the applicable grant date, subject to continued service with the Company through each such vesting date.

(2) The restricted stock unit awards made to Ms. Sholtis have the following vesting schedules: (i) 2,002 restricted stock units granted to Ms. Sholtis in connection with the commencement of her service as a non-employee director vest in approximately equal installments on each of the first three anniversaries of the March 15, 2018 grant date; (ii) 1,045 restricted stock units granted to Ms. Sholtis in connection with her service in 2018 as a non-employee director vest in full on the first anniversary of the May 31, 2018 grant date; and (iii) 20,000 restricted stock units granted to Ms. Sholtis in connection with the commencement of her employment as President of the Company vest 50% on the first anniversary of the October 1, 2018 grant date and in approximately equal installments on each of the second, third, and fourth anniversaries thereafter, subject to continued service with the Company through each such vesting date.

(3) The value of the unvested restricted stock units is shown assuming a market value of $23.47 per share, the closing market price of a share of Class A Common Stock on December 31, 2018.

Long-Term Incentive Awards

We established the Omnibus Plan in connection with our initial public offering in 2017, pursuant to which cash and equity-based incentives (including through an annual incentive program) may be granted to participating employees, directors and consultants. The principal purposes of the Omnibus Plan are to encourage profitability and growth through short-term and long-term incentives that are consistent with our objectives; to give participants an incentive for excellence in individual performance; to promote teamwork among participants; and to give us a significant advantage in attracting and retaining key employees, directors and consultants. Our Omnibus Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, nonqualified stock options, stock appreciation rights, restricted shares, restricted stock units, performance-based awards (including performance-based restricted shares and performance units), and other stock or cash-based awards.

As set forth in the Outstanding Equity Awards Table above, in 2018, Mr. Christensen received a nonqualified option to purchase 150,000 shares of Class A Common Stock, and Mr. Newland received a nonqualified option to purchase 100,000 shares of Class A Common Stock. In addition, in connection with her commencement of employment with the Company, Ms. Sholtis received an option to purchase 100,000 shares of Class A Common Stock. Ms. Sholtis also received restricted stock unit awards with respect to her service as a non-employee director for part of 2018.

In August 2018, the Compensation Committee adopted a long-term incentive award program (the "LTI Program") under the Omnibus Plan, pursuant to which future equity awards will be made on an annual basis to certain employees of the Company, including our named executive officers. At the beginning of each fiscal year, 50% of a participant's target grant date dollar value under the LTI Program will be awarded to the extent that the participant remains employed by the Company on the grant date, and 50% of a participant's target grant date dollar value under the LTI Program will be awarded based on the level of Adjusted EBITDA achieved by the Company in the year prior to the year of grant, as compared to the Adjusted EBITDA budget set for each year by the Board (for more information regarding Adjusted EBITDA and a reconciliation to net income, the most directly comparable GAAP measure, see Appendix A, "Reconciliation of Non-GAAP Financial Measure.")

The Compensation Committee anticipates that the mix of equity awards under the LTI Program will include nonqualified stock options and restricted stock units, which will vest ratably in annual installments over four years from the date of grant, generally based on a participant's continued employment with the Company through each vesting date.

PROPOSAL TWO:
APPROVAL OF PETIQ, INC. AMENDED AND RESTATED 2017 OMNIBUS INCENTIVE PLAN

We are asking our stockholders to approve the PetIQ, Inc. Amended and Restated 2017 Omnibus Incentive Plan (the "Amended Plan"), which is an amendment and restatement of the Omnibus Plan (the "Original Plan"). On March 5, 2019, the Board approved the Amended Plan, subject to approval by our stockholders at the Annual Meeting. The adoption of the Amended Plan is necessary to allow us to continue to make our customary annual long-term incentive awards and other equity awards to attract, retain and motivate our officers, key employees and directors and to continue to link the interests of participants to those of the Company's stockholders.

Key Aspects of the Amended Plan

Share Reserve Increase. The Original Plan provides a range of incentive tools and sufficient flexibility to permit the Committee to implement it in ways that will make the most effective use of the shares of Class A Common Stock that the Company's stockholders authorize for incentive purposes. The Board determined that increasing the shares of Class A Common Stock reserved for issuance under the Amended Plan is necessary for the Company to continue to offer a competitive equity incentive program, and thus, the Board approved the Amended Plan, which increases by 2,000,000 the number of shares of Class A Common Stock that may be issued pursuant to awards thereunder, subject to approval by our stockholders at the Annual Meeting. The Company utilized a significant portion of the share reserve available under the Original Plan to reward, retain and incentivize the Company's officers and key employees in connection with several extraordinary and non-recurring events, including the Company's initial public offering in July 2017 as well as the consummation of the acquisition of VIP Petcare in January 2018. If the Amended Plan is not approved by our stockholders, the Original Plan will remain in effect but we will not have sufficient shares of Class A Common Stock under the Original Plan to continue our customary award practices. We believe that the share reserve increase included in the Amended Plan, if approved by stockholders, will provide a sufficient number of shares of Class A Common Stock for the Company to conduct its equity incentive program in the ordinary course for the next three to four years. As of April 15, 2019, the closing price per share of the Company's common stock was $31.56.

Extension of Plan Term. The Board also approved an extension of the term of the Original Plan so that it will now expire on May 29, 2029, the tenth anniversary of the date that stockholders approve the Amended Plan.

No Repricing of Options or SARs. The Amended Plan prohibits the repricing of stock options and stock appreciation rights ("SARs") and cash buyouts of underwater options and SARs without stockholder approval.

Description of the Amended Plan

We adopted the Original Plan (now the Amended Plan) in connection with our initial public offering, pursuant to which cash and equity-based incentives (including through an annual incentive program) may be granted to participating employees, directors and consultants. The principal purposes of the Amended Plan are to encourage profitability and growth through short-term and long-term incentives that are consistent with our objectives; to give participants an incentive for excellence in individual performance; to promote teamwork among participants; and to give us a significant advantage in attracting and retaining key employees, directors, and consultants. The Amended Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonqualified stock options, SARs, restricted stock, restricted stock units, performance based awards (including performance shares, performance units and performance bonus awards), and other stock or cash-based awards. A summary of the Amended Plan is set forth below. This summary of the Amended Plan is qualified by reference to the full text of the Amended Plan, which has been included as Appendix B and is incorporated by reference herein.

Administration. The Amended Plan is administered by the Board or by a committee that the Board designates for this purpose (referred to below as the plan administrator). The plan administrator has the power to determine the terms of the awards granted under the Amended Plan, including the exercise price, the number of shares of Class A Common Stock subject to each award, and the exercisability of the awards. The plan administrator also has the full power to determine the persons to whom and the time or times at which awards will be made and to make all other determinations and take all other actions advisable for the administration of the Amended Plan.

Eligibility for Participation. Certain employees, consultants, and directors are eligible to be granted awards under the Amended Plan, other than incentive stock options, which may be granted only to employees. There are currently approximately 55 employees and 5 non-employee directors who would potentially be eligible to receive awards under the Amended Plan.

Shares Available for Awards. Subject to adjustment as provided in the Amended Plan, the number of shares of Class A Common Stock reserved and available for issuance thereunder is 3,914,047, the sum of (i) 1,914,047 shares of Class A Common Stock originally reserved for issuance under the Plan as of July 20, 2017, the date of the effectiveness of the registration statement for the Company's initial public offering, less any shares issued under the Plan on or prior to, or subject to outstanding awards as of, the date of the Board's adoption of the Amended Plan, plus (ii) an additional 2,000,000 shares of Class A Common Stock added to the Amended Plan as of the date of the Board's adoption of the Amended Plan.

Award Limits. Subject any adjustments as provided in the Amended Plan, the aggregate awards granted under the Amended Plan to any one participant during any fiscal year will not exceed (i) 478,512 shares of Class A Common Stock subject to stock options or SARs, (ii) 478,512 shares of Class A Common Stock subject to restricted stock, restricted stock unit or other stock-based awards, (iii) $2,000,000 with respect to other cash-based awards with a restricted period less than one year, and (iv) $2,000,000 with respect to other cash-based awards with a restricted period greater than one year. In addition, the aggregate grant date fair market value of shares of Class A Common Stock subject to awards granted during any fiscal year to any non-employee director, when taken together with the cash fees paid to such non-employee director during the fiscal year (in each case, with respect to his or her service as a non-employee director), shall not exceed $500,000.

Stock Options. Under the Amended Plan, the plan administrator may grant participants incentive stock options, which qualify for special tax treatment in the United States, as well as non-qualified stock options. The plan administrator will establish the duration of each option at the time it is granted, with a maximum duration of 10 years from the grant date, and may also establish vesting performance requirements that must be met prior to the exercise of options. If on the date an outstanding option would expire, the exercise of the option would violate applicable securities laws or any insider trading policy maintained by the Company, the expiration date applicable to the option will be extended (except to the extent that such extension would violate Section 409A of the Code), to a date that is 30 calendar days after the date that the exercise of the option would no longer violate applicable securities laws or any such insider trading policy. Unless an award agreement provides otherwise (or if a participant directs otherwise in writing), each vested and exercisable option that remains outstanding on the last business day of the applicable term of the option, with an exercise price per share of Class A Common Stock that is less than the fair market value per share as of such date, will automatically be exercised on such date.

Stock option grants must have an exercise price per share that is equal to or greater than the fair market value of our Class A Common Stock on the date of grant. Stock option grants may include provisions that permit the option holder to exercise all or part of the holder's vested options, or to satisfy withholding tax liabilities, by tendering shares of Class A Common Stock already owned by the option holder with a fair market value equal to the exercise price.

SARs. The plan administrator may also grant SARs, which will be exercisable upon the occurrence of certain contingent events. SARs entitle the holder upon exercise to receive an amount in any combination of cash and shares of the Company's Class A Common Stock (as determined by the plan administrator) equal in value to the excess of the fair market value of the shares of Class A Common Stock covered by the SARs over the exercise price of the SAR.

Restricted Stock. The plan administrator may also grant restricted stock, which are awards of our shares of Class A Common Stock that vest in accordance with the terms and conditions established by the plan administrator. The participant generally will have the rights of a stockholder of the Company with respect to the shares of restricted stock and may be entitled to receive dividends on such shares, as specified in the applicable award agreement.

Restricted Stock Units. Restricted stock units represent the right to receive shares of the Company's Class A Common Stock at a specified date in the future, subject to forfeiture of such right. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit award agreement, the Company will deliver to the holder of the restricted stock unit unrestricted shares of Class A Common Stock, which will be freely transferable.

Performance-Based Awards. Performance-based awards are denominated in shares of our Class A Common Stock, stock units, or cash, and are linked to the satisfaction of performance criteria established by the plan administrator. The performance-based criteria applicable to such awards shall be determined by reference to any one or more of the following: earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; net operating profit after tax; cash flow; revenue; net revenues; sales; days sales outstanding; scrap rates; income; net income; operating income; net operating income; operating margin; earnings; earnings per share; return on equity; return on investment; return on capital; return on assets; return on net assets; total shareholder return; economic profit; market share; appreciation in the fair market value, book value or other measure of value of the Company's Class A Common Stock; expense or cost control; working capital; volume or production; new products; customer satisfaction; brand development; employee retention or employee turnover; employee satisfaction or engagement; environmental, health or other safety goals; individual performance; strategic objective milestones; days inventory outstanding; any other criteria specified by the plan administrator in its sole discretion; and any combination of, or a specified increase or decrease in, any of the foregoing. The definition specified for any such performance criteria may provide for equitable adjustments thereto in recognition of unusual or non-recurring events affecting the Company or the financial statements thereof, in response to changes in applicable law, or to account for items of gain, loss or expense determined to be unusual in nature, infrequent in occurrence or unusual in nature and infrequent in occurrence or related to the disposal of a business segment or related to a change in accounting principles.

Change in Control Provisions. The plan administrator may specify in an award agreement that an award will vest on an accelerated basis upon a participant's termination of employment or service in connection with a change in control of the Company or upon the occurrence of any other event as set forth in the award agreement. If the Company is party to an agreement that is reasonably likely to result in a change in control, such agreement may provide for: (i) the continuation of any awards by the Company, if the Company is the surviving corporation; (ii) the assumption or substitution of equivalent awards for any awards by the surviving corporation or its parent or subsidiary; or (iii) the settlement of any awards for the fair market value of a share of Class A Common Stock upon a change in control (less, as applicable, the per share exercise or grant price), or, if the per share exercise or grant price exceeds the fair market value upon a change in control or if the plan administrator determines that an award cannot reasonably become vested pursuant to its terms, that such awards will terminate and be cancelled.

Amendment and Termination. The Board or the plan administrator may amend, alter or terminate the Amended Plan, but no amendment, alteration or termination of the Amended Plan may impair the rights of any participant with respect to outstanding awards without the participant's consent. Stockholder approval of an amendment, alteration or termination will be obtained to increase the aggregate share limit and annual award limits (subject to adjustment as described above) and for any amendment that would require such approval to comply with any rules of the stock exchange(s) on which the shares of Class A Common Stock are traded or other applicable law. In addition, without stockholder approval, to the extent required by the rules of the stock exchange(s) on which the shares of Class A Common Stock are traded, except as otherwise permitted under the "equitable adjustments" provisions of the Amended Plan, (i) no amendment or modification may reduce the exercise price of any stock option or SAR, (B) the Committee may not cancel any outstanding stock option or SAR and replace it with a new option or SAR, another award or cash and (iii) the Committee may not take any other action that is considered a "repricing" for purposes of the stockholder approval rules of the applicable stock exchange(s).

Certain U.S. Federal Income Tax Effects

The following is a brief summary of the United States federal income tax treatment generally applicable to awards under the Amended Plan. The description is based on current federal tax laws, rules and regulations, which are subject to change, and does not purport to be a complete description of the federal income tax aspects of the Amended Plan. A participant may also be subject to state and local taxes.

Nonqualified Stock Options. An optionee subject to United States federal income tax will generally not recognize taxable income for United States federal income tax purposes upon the grant of a nonqualified stock option. Rather, at the time of exercise of the nonqualified stock option, the optionee will recognize ordinary income, and the Company will be entitled to a deduction, in an amount equal to the excess of the fair market value of the shares of Class A Common Stock on the date of exercise over the exercise price. If the shares of Class A Common Stock acquired upon the exercise of a nonqualified stock option are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of such exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the optionee), depending upon the length of time such shares were held by the optionee.

Incentive Stock Options. An optionee subject to United States federal income tax will generally not recognize taxable income for United States federal income tax purposes upon the grant of an incentive stock option (within the meaning of Section 422 of the Code) and the Company will not be entitled to a deduction at that time. If the incentive stock option is exercised during employment or within 90 days following the termination thereof (or within one year following termination, in the case of a termination of employment due to retirement, death or disability, as such terms are defined in the Amended Plan), the optionee will not recognize any income and the Company will not be entitled to a deduction. The excess of the fair market value of the shares of Class A Common Stock on the exercise date over the exercise price, however, is includible in computing the optionee's alternative minimum taxable income.

Generally, if an optionee disposes of shares acquired by exercising an incentive stock option either within two years after the date of grant or one year after the date of exercise, the optionee will recognize ordinary income, and the Company will be entitled to a deduction, in an amount equal to the excess of the fair market value of the shares on the date of exercise (or the sale price, if lower) over the exercise price. The balance of any gain or loss will generally be treated as a capital gain or loss to the optionee. If the shares of Class A Common Stock are disposed of after the two-year and one-year periods described above, the Company will not be entitled to any deduction, and the

entire gain or loss for the optionee will be treated as a capital gain or loss.

SARs. A participant subject to United States federal income tax who is granted a SAR will not recognize ordinary income for United States federal income tax purposes upon receipt of the SAR. At the time of exercise, however, the participant will recognize ordinary income equal to the value of any cash received and the fair market value on the date of exercise of any shares of Class A Common Stock received. The Company will not be entitled to a deduction upon the grant of a SAR, but generally will be entitled to a deduction for the amount of income the participant recognizes upon the participant's exercise of the SAR. The participant's tax basis in any shares of Class A Common Stock received will be the fair market value on the date of exercise and, if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of the shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

Restricted Stock. A participant subject to United States federal income tax generally will not be taxed upon the grant of a restricted stock award, but rather will recognize ordinary income for United States federal income tax purposes in an amount equal to the fair market value of the shares at the time the restricted stock is no longer subject to a substantial risk of forfeiture (within the meaning of the Code). The Company generally will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant's tax basis in the shares will equal his or her fair market value at the time the restrictions lapse, and the participant's holding period for capital gains purposes will begin at that time. Any cash dividends paid on the shares before the restrictions lapse will be taxable to the participant as additional compensation (and not as dividend income). Under Section 83(b) of the Code, a participant may elect to recognize ordinary income at the time the restricted shares are awarded in an amount equal to their fair market value at that time, notwithstanding the fact that such shares are subject to restrictions and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse, the participant will have a tax basis in the restricted shares equal to their fair market value on the date of their award, and the participant's holding period for capital gains purposes will begin at that time. The Company generally will be entitled to a tax deduction at the time when, and to the extent that, ordinary income is recognized by such participant.

Restricted Stock Units. A participant subject to United States federal income tax who is granted a restricted stock unit will not recognize ordinary income for United States federal income tax purposes upon the receipt of the restricted stock unit, but rather will recognize ordinary income in an amount equal to the fair market value of the shares of Class A Common Stock at the time of settlement, and the Company will have a corresponding deduction at that time.

Other Stock-Based and Other Cash-Based Awards. In the case of other stock-based and other cash-based awards,

depending on the form of the award, a participant subject to United States federal income tax will not be taxed upon the grant of such an award, but, rather, will recognize ordinary income for United States federal income tax purposes when such an award vests or otherwise is free of restrictions. In any event, the Company will be entitled to a deduction at the time when, and in the amount that, a participant recognizes ordinary income.

Deductibility Limit on Compensation in Excess of $1 Million. Section 162(m) of the Code generally limits the deductible amount of total annual compensation paid by a public company to each "covered employee" to no more than $1 million.

New Plan Benefits

Other than with respect to the annual restricted stock unit grants to be made to our non-employee directors, the benefits and amounts that will be received by or allocated to participants under the Amended Plan are not yet determinable because the types and amounts of awards and selection of participants are subject to the Committee's future determination. Awards to be issued under the Amended Plan to our non-employee directors following the Annual Meeting are shown in the table below.

Name and Position	Dollar Value[1]
McCord Christensen *Chief Executive Officer*	N/A
John Newland *Chief Financial Officer*	N/A
Susan Sholtis *President*	N/A
Executive Officers as a Group	N/A
Non-Employee Directors as a Group	$100,000
Non-Executive Officer Employees as a Group	N/A

(1) The amount disclosed is equal to the total dollar value of all annual restricted stock unit awards to be granted to our non-employee directors following the Annual Meeting. Share figures will be determined by dividing the dollar value by the closing stock price on the date of grant.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information, as of December 31, 2018, concerning shares of our Common Stock authorized for issuance under all of our equity compensation plans.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a) (#)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b) ($)[1]	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) (#)
Equity compensation plans approved by stockholders[2]	1,465,347	$24.23	412,805
Equity compensation plans not approved by stockholders[3]	530,000	$21.37	—
Total	1,995,347	$23.45	412,805

(1) Reflects the weighted average exercise price of outstanding stock options. Outstanding restricted stock units are not included as such awards do not have an exercise price.

(2) Includes 1,414,589 outstanding stock options and 50,758 outstanding restricted stock units under the Omnibus Plan.

(3) Includes 530,000 outstanding stock options granted under the PetIQ, Inc. 2018 Inducement and Retention Stock Plan for CVC Employees (the "Inducement Plan"). For a description of the Inducement Plan, please see Note 9 to the Company's consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our Common Stock as of April 1, 2019 by:

- each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our Common Stock, on an as-converted basis;

- each of our named executive officers;

- each of our directors and director nominees; and

- all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include

shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable within 60 days of April 1, 2019. These shares are deemed to be outstanding and beneficially owned by the person holding the applicable options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The percentage of shares beneficially owned shown in the table below is based upon 28,183,955 shares of Common Stock outstanding as of April 1, 2019, comprised of 22,156,111 shares of Class A Common Stock and 6,027,844 shares of Class B Common Stock.

Except as otherwise noted below, the address for persons listed in the table is c/o PetIQ, Inc., 923 S. Bridgeway Place, Eagle, Idaho 83616.

	Shares of Class A Common Stock Beneficially Owned		Shares of Class B Common Stock Beneficially Owned		Combined Voting Power
	Number	Percentage	Number	Percentage	
5% Stockholders					
Eos Funds[1]	3,472,687	15.7%	—	—	12.3%
Clarke Capital Entities[2]	—	—	664,641	11.0%	2.4%
VIP Petcare Holdings, Inc.[3]	40,000	*	1,076,833	17.9%	4.0%
TimesSquare Capital Management, LLC[4]	1,411,700	6.4%	—	—	5.0%
Wasatch Advisors, Inc.[5]	1,116,432	5.0%	—	—	4.0%
BlackRock, Inc.[6]	1,343,674	6.1%	—	—	4.8%
Division of Investment, Department of the Treasury, State of New Jersey[7]	1,155,000	5.2%	—	—	4.1%
Named Executive Officers and Directors					
Larry Bird[8]	1,712	*	—	—	*
McCord Christensen[9]	—	—	428,055	7.1%	1.5%
James Clarke[2][8][10]	1,045	*	1,368,955	22.7%	4.9%
Mark First[1][8]	3,473,732	15.7%	—	—	12.3%
Ronald Kennedy[8][11]	41,045	*	259,956	4.3%	1.1%
Gary Michael[8]	1,045	*	—	—	*
John Newland	50,315	*	—	—	*
Will Santana[3]	—	—	1,076,833	17.9%	3.8%
Susan Sholtis[8]	1,414	*	—	—	*
Total Executive Officers and Directors as a Group (10 Persons)	3,570,308	16.1%	3,133,799	52.0%	23.8%

*   less than 1%

(1)   Includes 2,922,844 shares of Class A Common Stock held by Eos Helios Partners IV, L.P. and 549,843 shares of Class A Common Stock held by Eos Partners, L.P., (collectively, the "Eos Funds"), which are affiliates of Eos Management, L.P. As Managing Director of Eos Management, L.P., Mr. First has voting and investment control over and may be considered the beneficial owner of the Class A Common Stock owned by the Eos Funds. Mr. First disclaims any beneficial ownership of the Common Stock owned by the Eos Funds. The principal business address for the Eos Funds is 437 Madison Avenue, New York, NY 10022.

(2)   Includes 71,022 shares of Class B Common Stock held by Clarke Capital Partners LLC, and 353,703 shares of Class B Common Stock held by Labore et Honore LLC (collectively, the "Clarke Capital Entities"). Mr. Clarke is the Manager of the Clarke Capital Entities and has voting and investment control over and may be deemed to be the beneficial owner of the shares of Class B Common Stock held by the Clarke Capital Entities.

(3)   Shares held by VIP Petcare Holdings, Inc. ("VIPH"), of which Will Santana, one of our directors and executive officers, owns 50% of the equity interests.

(4)   Information contained in the table above and this footnote is based solely on a report on Schedule 13G/A filed with the SEC on March 5, 2019. The principal business address of TimesSquare Capital Management, LLC is 7 Times Square, 42nd Floor, New York, NY 10036.

(5)   Information contained in the table above and this footnote is based solely on a report on Schedule 13G/A filed with the SEC on February 14, 2019. The principal business address of Wasatch Advisors, Inc. is 505 Wakara Way, Salt Lake City, UT 84108.

(6)   Information contained in the table above and this footnote is based solely on a report on Schedule 13 filed with the SEC on January 2, 2019. The principal business address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(7)   Information contained in the table above and this footnote is based solely on a report on Schedule 13 filed with the SEC on January 23, 2019. The principal business address of Division of Investment, Department of the Treasury, State of New Jersey is 50 West State Street, 9th Floor, PO Box 290, Trenton, NJ 08625-0290.

(8)   Includes 1,045 shares of Class A common stock issuable upon vesting of restricted stock units ("RSUs") on May 31, 2019.

(9)   Shares of Class B Common Stock held by Christensen Ventures, LLC ("Ventures"). Mr. Christensen is the manager of Ventures and exercises voting and investment control over all shares held by Ventures.

(10) Includes 889,123 shares of Class B Common Stock held by The JNC 101 Trust of which Andrea Clarke, the wife of Mr. Clarke is the trustee, 239,916 shares of Class B Common Stock held by the James N. Clarke Irrevocable Trust, dated December 27, 2012, of which Mrs. Clarke is the trustee, and 239,916 shares of Class B Common Stock held by the Andrea M. Clarke Irrevocable Trust, dated December 27, 2012, of which Mr. Clarke is the trustee.

(11) Shares held by Kennedy Family Investments, LLC ("Investments"), other than shares of Class A common stock issuable upon vesting of RSUs. Mr. Kennedy is the manager of Investments and exercises voting and investment control over the shares held by Investments.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of securities ownership and changes in such ownership with the SEC. Officers, directors and greater than ten percent stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of the reports furnished to the Company and written representations from reporting persons that all reportable transaction were reported, the Company believes that during the fiscal year ended December 31, 2017 the Company's officers, directors and greater than ten percent owners timely filed all reports they were required to file under Section 16(a) of the Exchange Act, except: (i) John Newland and McCord Christensen each failed to timely file a Form 4 for Class A Common Stock (occurring in December 2018); (ii) Will Santana and McCord Christensen each failed to timely file a Form 4 for Class A Common Stock (occurring in October 2018); (iii) Will Santana failed to timely file a Form 4 for Class A Common Stock (occurring in January 2019); (iv) Susan Sholtis, Mark First, Ronald Kennedy, Gary Michael, James Clarke and Larry Bird each failed to timely file a Form 4 for restricted stock units (occurring in May 2018); and (v) McCord Christensen failed to file a Form 4 for Common Stock (occurring in August 2018). All aforementioned parties have subsequently filed the applicable Form 3 or Form 4 reports.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Party Transactions

In connection with the closing of our IPO, our Board adopted a written related party transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. The policy covers any transactions, arrangements or relationships, or any series of similar transactions, arrangements or relationships, in which we are to be a participant and our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our Common Stock and any members of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, as determined by the Audit Committee. Related party transactions include, without limitation, purchases of goods or services by or from the related person or entities

in which the related party has a material interest, and indebtedness, guarantees of indebtedness or employment by us of a related party. All related party transactions must be presented to our Audit Committee for review, consideration and approval. In approving or rejecting any such proposal, our Audit Committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances as well as the extent of the related party's interest in the transaction.

All related party transactions described in this section occurred prior to adoption of this policy and as such, these transactions were not subject to the approval and review procedures set forth in the policy.

Tax Distributions

Pursuant to the HoldCo LLC Agreement, the Company has accrued tax distributions that are payable to certain HoldCo members to facilitate such members' periodic estimated tax obligations. At December 31, 2018, the Company had

accrued $1.2 million for estimated tax distributions, which are included in accounts payable on the Company's consolidated balance sheets.

Brokerage Fees

Chris Christensen, the brother of our CEO, McCord Christensen, acts as the Company's agent at Moreton Insurance ("Moreton"), which acts as a broker for a number of the Company's insurance policies. The Company's annual premium expense, paid to Moreton and subsequently transferred to insurance providers, was approximately $1,510,000 in 2018. Chris Christensen was paid a Commission of approximately $75,000 by Moreton for the sale of such insurance policies to the Company.

In connection with the acquisition VIP, the Company has a note payable due to VIP Petcare Holdings, Inc. ("VIPH"), a significant stockholder of the Company for a principle amount of $10 million, plus accrued interest of $169,000 as of December 31, 2018. In addition, the Company leases office and warehouse space from a company under common control with VIPH and incurred rent expenses of $373,000 for the year ended December 31, 2018. Will Santana, a director and executive officer of the Company owns 50% of the equity interests of VIPH.

Other Transactions

Mr. Christensen filed for personal bankruptcy in 2010 as the result of personal guarantees of real estate investments made prior to the 2008 recession and civil claims of $6.7 million made against him by the bankruptcy trustee for companies affiliated with Thomas Petters.

Mr. Christensen worked for and invested in these companies before becoming aware of the fraudulent activities that resulted in Mr. Petters' conviction. Mr. Christensen was discharged of all such claims in 2011. In 2010, Mr. Christensen and others consented to the entry of an Agreement and Order by the State of Idaho, Department of Finance, Securities Bureau in connection with the sale between 2005 and 2008 of unregistered promissory notes of a real estate company of which Mr. Christensen was the co-manager. The Agreement and Order does not include any allegation of fraud or wrongful nondisclosure and was settled with the payment of a $15,000 fine.

AUDIT COMMITTEE REPORT

The Audit Committee serves as the representative of the Board with respect to its oversight of:

- the integrity of the Company's financial statements

- our accounting and financial reporting processes;

- audits of the Company's financial statements;

- the integrity of our consolidated financial statements;

- systems of internal control over financial reporting;

- compliance with legal and regulatory financial accounting requirements;

- our systems and policies to monitor and manage business risk;

- the independent registered public accounting firm's appointment, qualifications, independence and compensation; and

- the performance of our internal audit function.

The Audit Committee also reviews the performance of our independent registered public accounting firm, KPMG, including the selection and performance of the lead audit engagement partner, in the annual audit of our consolidated financial statements and in assignments unrelated to the audit, and reviews the independent registered public accounting firm's fees. In selecting and evaluating an independent registered public accounting firm, the Audit Committee considers such factors as the quality and efficiency of the services provided by the auditor, the auditor's capabilities and the auditor's technical expertise and knowledge of the Company's operations and industry. Each year, the Audit Committee will evaluate the qualifications, performance, tenure and independence of the Company's independent auditor and determine, after also considering the impact of a change in auditor, whether to re-engage the current independent auditor. KPMG has audited our financial statements since 2014.

The Audit Committee is currently composed of three independent directors, Messrs. Michael, Kennedy and Bird, each of which qualifies as an "audit committee financial expert" under the SEC rules.

The Audit Committee provides our Board such information and materials as it may deem necessary to make our Board

aware of financial matters requiring the attention of our Board. The Audit Committee reviews our financial disclosures and meets privately, outside the presence of our management, with our independent registered public accounting firm. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited consolidated financial statements in our 2018 Annual Report with management, including a discussion of accounting principles, the reasonableness of significant judgments made in connection with the audited consolidated financial statements, and disclosures in the consolidated financial statements. The Audit Committee reports on these meetings to our Board.

Our management has primary responsibility for preparing our consolidated financial statements and for our financial reporting processes. In addition, our management is responsible for establishing and maintaining adequate internal control over financial reporting.

The Audit Committee reports as follows:

(1) The Audit Committee has reviewed and discussed the audited consolidated financial statements for fiscal year 2018 with our management.

(2) The Audit Committee has discussed with KPMG, our independent registered public accounting firm for fiscal year 2018, the matters required to be discussed under the Public Company Accounting Oversight Board standards.

(3) The Audit Committee has received the written disclosures and the letter from KPMG pursuant to Rule 3526 of the Public Company Accounting Oversight Board, and has discussed with KPMG its independence, including whether the provision of non-audit services to us is compatible with its independence.

The Audit Committee has adopted a policy that requires pre-approval of all audit, audit-related, tax services, and other services performed by the independent registered public accounting firm. The policy provides for pre-approval by the Audit Committee (or by one or more members of the Audit Committee pursuant to any delegated authority) of specifically defined audit and non-audit services. Unless the specific service has been previously pre-approved with respect to that fiscal year, the Audit Committee (or any member or members of the Audit Committee with such delegated authority) must approve the specific service before the independent registered public accounting firm is engaged to perform such services for us.

Based on the reviews and discussions described above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in PetIQ's Annual Report on Form 10-K, for the fiscal year ended December 31, 2018, for filing with the SEC.

The foregoing report was submitted by the Audit Committee of the Board and shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A promulgated by the SEC or Section 18 of the Exchange Act, and shall not be deemed incorporated by reference into any prior or subsequent filing by us under the Securities Act or the Exchange Act.

Respectfully submitted on April 16, 2019, by the following members of the Audit Committee of the Board:

Gary Michael (Chair)
Ronald Kennedy
Larry Bird

PROPOSAL THREE:
RATIFICATION OF THE APPOINTMENT OF THE COMPANY'S INDEPENDENT AUDITORS

The Audit Committee has selected KPMG as the Company's independent accountants for fiscal year 2019, and the Board is asking stockholders to ratify that selection. Although current law, rules, and regulations, as well as the charter of the Audit Committee, require the Audit Committee to engage, retain, and supervise the independent accountants, the Board considers the selection of the independent accountants to be an

important matter of stockholder concern and is submitting the selection of KPMG for ratification by stockholders as a matter of good corporate practice.

The affirmative vote of holders of a majority of the shares of Common Stock represented at the meeting and entitled to vote on the proposal is required to ratify the selection of KPMG as the Company's independent accountant for the current fiscal year.

Fees Paid to Independent Accountants

The following table sets forth the aggregate fees billed for various professional services rendered by KPMG:

	2018	2017
Audit Fees[1]	$1,754,400	$1,227,512
Audit-Related Fees[2]	$ —	$ 385,892
Tax Fees[3]	$ 8,800	$ 527,306
Other[4]	$ —	$ 6,441
Total Fees	**$1,763,200**	**$2,147,151**

(1) Audit fees include fees associated with the annual audit of our consolidated financial statements and reviews of the Company's quarterly reports on Form 10-Q and other services that are normally provided by the independent accountants in connection with our regulatory filings.

(2) Audit-related fees relate to acquisition related due diligence services

(3) Tax fees include services related to tax compliance, tax advice tax planning and structuring.

(4) Other fees relate to other advisory services.

All services listed in the above table were approved by the Audit Committee.

We expect representatives of KPMG to be present at the Annual Meeting. They will have the opportunity to make a statement at the Annual Meeting if they desire to do so, and will be available to respond to appropriate questions.

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Record Date   If you were a stockholder of record on April 1, 2019, you are entitled to vote at the Annual Meeting. As of that date, there were 28,183,955 shares of the Company's Common Stock outstanding, comprised of 22,156,111 shares of Class A Common Stock and 6,027,844 shares of Class B Common Stock. Our Class A Common Stock and Class B Common Stock vote together on each of the matters set forth in this Proxy Statement. You are entitled to one (1) vote for each share of Common Stock you own, on each matter to be voted upon at the Annual Meeting.

Quorum   A majority of shares of Common Stock outstanding on the record date must be present in person or by proxy.

Matters to be Voted on at the Annual Meeting

1. To elect two Class II directors, to serve until the third annual meeting next succeeding their election and until their successor is elected and qualified (Proposal One);

2. To approve the amendment and restatement of the PetIQ, Inc. 2017 Omnibus Incentive Plan, including an increase in the shares of Class A Common Stock reserved for issuance thereunder (Proposal Two);

3. To ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2019 (Proposal Three); and

4. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

As of the date of this Proxy Statement, we do not know of any other matters to be presented at the Annual Meeting. If any other matters properly come before the Annual Meeting, however, the persons named as proxies will be authorized to vote or otherwise act in accordance with their judgment.

Board Voting Recommendations   The Board recommends that you vote:

1. **FOR** the election of each of the Class II directors named in this Proxy Statement;

2. **FOR** the amendment and restatement of the PetIQ, Inc. 2017 Omnibus Incentive Plan; and

3. **FOR** the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the year ended December 31, 2019.

How to Vote   Only votes cast in person at the Annual Meeting or received by proxy prior to the Annual Meeting will be counted at the Annual Meeting. The Board asks you to appoint McCord Christensen and John Newland as your proxy holders to vote your shares at the Annual Meeting. Giving us your proxy means you authorize us to vote your shares at the Annual Meeting in the manner you direct. If your shares are held in your name, you can vote by proxy in three convenient ways:

- *By Internet*: Go to www.proxyvote.com and follow the instructions.

- *By Telephone*: Call toll-free 1-800-690-6903 and follow the instructions.

- *By Mail*: If you requested a printed copy of the Proxy Statement, complete, sign, date, and return your proxy card in the envelope provided.

Telephone and Internet voting facilities for stockholders of record will be available twenty-four (24) hours a day and will close at 12:00 a.m. Mountain Daylight Time on May 29, 2019. If your proxy is properly returned, the shares it represents will be voted at the Annual Meeting in accordance with your instructions. If you execute and return your proxy but do not give specific instructions, your shares will be voted as follows:

4.   **FOR** the election of each of the Class II directors named in this Proxy Statement;

5.   **FOR** the amendment and restatement of the PetIQ, Inc. 2017 Omnibus Incentive Plan; and

6.   **FOR** the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the year ended December 31, 2019.

The Board does not intend to bring any matters before the Annual Meeting except those indicated in the Notice. If any other matters properly come before the Annual Meeting, however, the persons named in the enclosed proxy, or their duly constituted substitutes acting at the Annual Meeting, will be authorized to vote or otherwise act thereon in accordance with their judgment on such matters.

Internet Availability

As permitted by the SEC rules, PetIQ is making this Proxy Statement and its Annual Report available to its stockholders electronically via the Internet. On or about April 19, 2019, we will mail our stockholders a Notice, which contains instructions on how to vote, access this Proxy Statement and our Annual Report online, and how to request paper copies of the materials. If you receive a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement and Annual Report. The Notice also instructs you on how you may submit your proxy over the Internet. If you receive a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained in the Notice.

Multiple Notices

You may receive more than one Notice, more than one e-mail or multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate Notice, a separate e-mail or a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you may receive more than one Notice, more than one e-mail or more than one proxy card. To vote all of your shares by proxy, you must complete, sign, date and return each proxy card and voting instruction card that you receive and vote over the Internet the shares represented by each Notice that you receive (unless you have requested and received a proxy card or voting instruction card for the shares represented by one or more of those Notices).

How Shares Are Held

Shareholders of record have their shares registered directly in their name with PetIQ's transfer agent, Computershare Trust Company, N.A.. Beneficial holders (or shares held in street name) have their shares held in an account at a brokerage firm, bank, broker-dealer or other similar organization.

Voting at the Annual Meeting

We encourage stockholders to vote in advance of the Annual Meeting, even if they plan to attend. Stockholders can vote in person during the Annual Meeting. Stockholders of record who attend the Annual Meeting in person may obtain a ballot from the inspector of election. Beneficial holders who attend the Annual Meeting in person must obtain a proxy from their broker, bank, broker-dealer or other nominee prior to the date of the Annual Meeting and present it to the inspector of election with their ballot. Voting in person during the meeting will replace any previous votes.

Admission to the Annual Meeting	Attendance at the Annual Meeting or any adjournment or postponement thereof will be limited to record and beneficial stockholders as of the record date (April 1, 2019), individuals holding a valid proxy from a record holder and other persons authorized by the Company. If you are a stockholder of record, your name will be verified against the list of stockholders of record prior to your admittance to the Annual Meeting or any adjournment or postponement thereof. You should be prepared to present photo identification for admission. If you hold your shares in a street name, you will need to provide proof of beneficial ownership on the record date, such as a brokerage account statement showing that you owned stock as of the record date, a copy of a voting instruction form provided by your broker, bank, broker-dealer or other nominee, or other similar evidence of ownership as of the record date, as well as your photo identification, for admission. If you do not provide photo identification or comply with the other procedures described above, you will not be admitted to the Annual Meeting or any adjournment or postponement thereof. For security reasons, you and your bags may be subject to search prior to your admittance to the Annual Meeting.
Routine and Non-Routine Matters	Proposal One, the election of directors, and Proposal Two, the approval of the amendment and restatement of the PetIQ, Inc. 2017 Omnibus Incentive Plan, are considered non-routine matters under applicable rules. A broker or other nominee cannot vote without instructions on non-routine matters, and therefore broker non-votes may exist in connection with Proposal One and Proposal Two. Proposal Three, the ratification of the appointment of KPMG as our independent registered public accounting firm for the fiscal year ending December 31, 2019, is considered a routine matter under applicable rules. A broker or other nominee may generally vote on routine matters, and therefore no broker non-votes are expected to exist in connection with Proposal Three.
Voting Instructions	All shares represented by valid proxies received prior to the Annual Meeting will be voted and, where a stockholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the stockholder's instructions. If you are a stockholder of record and you indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Board or you sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote." In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered votes cast on that proposal. Thus, other than being counted for the purpose of determining a quorum, broker non-votes will not affect the outcome of any matter being voted on at the Annual Meeting or any postponement or adjournment of the Annual Meeting.
Votes Required; Effect of Broker Non-Votes and Abstentions	Each holder of shares of our Common Stock outstanding on the record date is entitled to one vote for each share of Common Stock held as of the record date.
	With respect to Proposal One, directors are elected by a plurality of the voting power of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting. Therefore, the two director nominees receiving the highest number of affirmative votes of the

shares of Common Stock present in person or represented by proxy at the meeting and entitled to be voted for them will be elected as directors to serve until the 2022 annual meeting of stockholders. Stockholders may not cumulate votes. Votes to withhold and broker non-votes will have no effect on the outcome of the vote for Proposal One.

Proposal Two, the approval of the amendment and restatement of the PetIQ, Inc. 2017 Omnibus Incentive Plan, requires the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at the Annual Meeting. Abstentions are treated as shares present and entitled to vote for purposes of such proposal and, therefore, will count for purposes of determining a quorum but will have the same effect as a vote "AGAINST" the proposal. Broker non-votes will have no effect on the outcome of the vote for Proposal Two. Proposal Three, the ratification of KPMG as our independent registered public accounting firm for the year ending December 31, 2019, requires the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at the Annual Meeting. Abstentions are treated as shares present and entitled to vote for purposes of such proposal and, therefore, will count for purposes of determining a quorum but will have the same effect as a vote "AGAINST" the proposal. Proposal Three is a routine matter and no broker non-votes are expected to exist in connection with Proposal Three.

Changing your Vote	Stockholders of record may revoke their proxy at any time prior to the Annual Meeting by submitting a later-dated vote in person at the Annual Meeting, via the Internet, by telephone, by mail, or by delivering instructions to our Corporate Secretary before the Annual Meeting. If you hold shares through a broker, bank or other nominee, you may revoke any prior voting instructions by contacting that firm.
Inspector of Election	A representative from Broadridge Financial Solutions, Inc. will serve as the inspector of election.
Voting Results	We will announce the results of the Annual Meeting in a filing with the SEC on Form 8-K, which we are required to file with the SEC within four business days following the Annual Meeting.
Cost of Solicitation	We will bear the cost of soliciting proxies, including preparing, printing and mailing this Proxy Statement. Proxies may be solicited personally, by mail, via the Internet or by telephone by certain of our directors, officers, employees or representatives. Our directors and employees will not be paid any additional compensation for soliciting proxies. We will reimburse brokerage houses, banks, custodians and other nominees and fiduciaries for out-of-pocket expenses incurred in forwarding our proxy solicitation materials.
Householding	Under the rules adopted by the SEC, we may deliver a single set of proxy materials to one address shared by two or more of our stockholders. This delivery method is referred to as "householding" and can result in significant cost savings. To take advantage of this opportunity, we have delivered only one set of proxy materials to multiple stockholders who share an address, unless we received contrary instructions from the impacted stockholders prior to the mailing date. We agree to deliver promptly, upon written or oral request, a separate copy of the proxy materials, as requested, to any stockholder at the shared address to which a single copy of these documents was delivered. If you prefer to receive separate copies of the Notice, Proxy Statement or Annual Report, contact Broadridge Financial Solutions, Inc. by calling 800-540-7095 or writing in at 51 Mercedes Way, Edgewood, New York 11717, Attention: Householding Department.

In addition, if you currently are a stockholder who shares an address with another stockholder and would like to receive only one copy of future notices and proxy materials for your household, you may notify your broker if your shares are held in a brokerage account or you |

may notify us if you hold registered shares. Registered stockholders may notify us by contacting Broadridge Financial Solutions, Inc. at the above telephone number or address or sending a written request to PetIQ, Inc., 923 S. Bridgeway Place, Eagle, Idaho 83616, Attention: Investor Relations.

We are an Emerging Growth Company

We are an "emerging growth company" as defined in the JOBS Act. For as long as we are an emerging growth company, we will not be required to provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or obtain stockholder approval of any golden parachute payments not previously approved. In addition, because we are an emerging growth company, we are not required to include a Compensation Discussion and Analysis section in this Proxy Statement and have elected to comply with the scaled-down executive compensation disclosure requirements applicable to emerging growth companies. We could be an emerging growth company through December 31, 2022, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur at the end of the fiscal year during which the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period. Under Section 107(b) of the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we are subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Important

Please promptly vote and submit your proxy by signing, dating and returning the proxy card by mail, or vote by telephone or via the Internet so that your shares can be voted. This will not limit your rights to attend or vote at the Annual Meeting.

STOCKHOLDER PROPOSALS FOR 2020 ANNUAL MEETING OF STOCKHOLDERS

Any stockholder who intends to present proposals at the 2020 annual meeting of stockholders pursuant to Rule 14a-8 under the Exchange Act must send notice of any such proposal, along with proof of ownership of our stock, to our principal executive offices in care of our Corporate Secretary so that we receive it no later than December 21, 2019. Any stockholder who intends to present proposals at the 2020 annual meeting of stockholders other than pursuant to Rule 14a-8 must comply with the notice provisions in our Bylaws. The notice provisions in our Bylaws require that, for a proposal to be properly brought before the annual meeting of stockholders in 2020, proper notice of the proposal be received by us not less than

90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, however that in the event next year's annual meeting is more than 30 days before or less than 60 days after such anniversary date, notice must be delivered not less than the later of 90 days prior to next year's annual meeting or the 10th day following the day the Company first publicly announces next year's annual meeting date. Under these requirements, the deadline for proposals brought under our Bylaws is February 29, 2020. Stockholder proposals should be addressed to PetIQ, Inc., Attention: Corporate Secretary, 923 S. Bridgeway Place, Eagle, Idaho 83616.

OTHER MATTERS

Other Business

We know of no other matters to be submitted to the stockholders at the Annual Meeting. If any other matters properly come before the stockholders at the Annual

Meeting, it is the intention of the persons named on the proxy to vote the shares represented thereby in accordance with their best judgment.

Forward-Looking Statements

This Proxy Statement contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "believe," "intend," "may," "will," "should," "could" and similar expressions. Examples of forward-looking statements include, without limitation:

- statements regarding our strategies, results of operations or liquidity;

- statements concerning projections, predictions, expectations, estimates or forecasts as to our business, financial and operational results and future economic performance;

- statements of management's goals and objectives; and

- assumptions underlying statements regarding us or our business.

Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances, or achievements expressed or implied by the forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and

uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, our ability to successfully grow our business through acquisitions; our dependency on a limited number of customers; our ability to implement our growth strategy effectively; disruptions in our manufacturing and distribution chains; competition from veterinarians and others in our industry; reputational damage to our brands; economic trends and spending on pets; the effectiveness of our marketing and trade promotion programs; recalls or withdrawals of our products or product liability claims; our ability to manage our manufacturing and supply chain effectively; disruptions in our manufacturing and distribution chains; our ability to introduce new products and improve existing products; our failure to protect our intellectual property; costs associated with governmental regulation; our ability to keep and retain key employees; and our ability to sustain profitability.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or operating results. The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Consequently, you should not place undue reliance on forward-looking statements.

APPENDIX A
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The information presented in this Proxy Statement under "2018 Financial Highlights" regarding Adjusted EBITDA is not calculated in accordance with accounting principles generally accepted in the United States ("GAAP") and shall not be construed as an alternative to the reported financial results of the Company determined in accordance with GAAP.

EBITDA represents net income (loss) before interest, income taxes, and depreciation and amortization. Adjusted EBITDA represents EBITDA plus management fees, stock based compensation expense, acquisition expenses, purchase accounting adjustments, fair value adjustments to contingent notes, integration costs and costs of discontinued clinics, loss on veterinarian clinics and wellness centers that are not part of the same store sales, and new clinic launch expense. Adjusted EBITDA adjusts for transactions that management does not believe are representative of our core ongoing business. Adjusted EBITDA is utilized by management: (i) as a factor in evaluating management's performance when determining incentive compensation and (ii) to evaluate the effectiveness of our business strategies.

We believe that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends. In addition, you should be aware when evaluating Adjusted EBITDA, that in the future we may incur expenses similar to those excluded when calculating these measures. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by these or other unusual or non-recurring items. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate Adjusted EBITDA in the same manner. Our management does not, and you should not, consider Adjusted EBITDA in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of Adjusted EBITDA is that they exclude significant expenses and income that are required by GAAP to be recorded in our financial statements. See a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure, below.

PetIQ, Inc.
Reconciliation between Net Income and Adjusted EBITDA
(Unaudited, $'s in 000's)

	For the years ended	
	December 31, 2018	December 31, 2017
Net income	$ 87	$ 7,817
Plus:		
Tax (benefit) expense	(661)	3,970
Depreciation	6,657	2,348
Amortization	5,210	1,052
Interest	8,022	1,563
EBITDA	$ 19,315	$ 16,750
Acquisition costs[1]	3,787	1,965
Management fees[2]	—	610
Costs associated with becoming a public company	—	2,710
Supplier Receivable recovery[6]	—	(175)
Stock based compensation expense	3,812	447
Purchase accounting adjustment to inventory	2,149	—
Non same-store revenue[3]	(3,967)	—
Non same-store costs[3]	10,345	—
Fair value adjustment of contingent note	3,280	—
Integration costs and costs of discontinued clinics	998	—
Clinic launch expenses[4]	1,380	—
Non-recurring royalty settlement[5]	440	—
Adjusted EBITDA	$ 41,539	$ 22,307

(1) Acquisition costs relating to the VIP acquisition and the HBH Acquisition.

(2) Represents annual fees paid pursuant to our management agreements with Eos, Highland and Labore. The management agreements terminated in connection with our IPO in July 2017.

(3) Non same-store revenue and costs are from wellness centers, host partners, and regions with less than six full trailing quarters of operating results. There were 26 wellness centers, 5 regions, and one new host partner that had less than six trailing quarters of operating results for the three months and year ended December 31, 2018 and none for the prior comparable periods.

(4) Clinic launch expenses represent the nonrecurring costs to open new veterinary wellness centers, primarily employee costs, training, marketing, and rent prior to opening for business.

(5) Represents a settlement paid to a supplier related to a royalty agreement in place since 2013.

(6) During 2015 the Company terminated its relationship with a supplier in accordance with a supply agreement. The Company collected a settlement on the matter in 2017.

APPENDIX B
PETIQ, INC. AMENDED AND RESTATED 2017 OMNIBUS INCENTIVE PLAN

Section 1. General.

The name of the Plan is the PetIQ, Inc. Amended and Restated 2017 Omnibus Incentive Plan (the "*Plan*"). The Plan intends to: (*i*) encourage the profitability and growth of the Company through short-term and long-term incentives that are consistent with the Company's objectives; (*ii*) give Participants an incentive for excellence in individual performance; (*iii*) promote teamwork among Participants; and (*iv*) give the Company a significant advantage in attracting and retaining key Employees, Directors and Consultants. To accomplish such purposes, the Plan provides that the Company may grant Options, Stock Appreciation Rights, Restricted Shares, Restricted Stock Units, Performance-Based Awards (including performance-based Restricted Shares and Restricted Stock Units), Other Stock-Based Awards, Other Cash-Based Awards or any combination of the foregoing.

Section 2. Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a) "*Administrator*" means the Board, or, if and to the extent the Board does not administer the Plan, the Committee appointed by the Board to administer the Plan in accordance with Section 3 of the Plan.

(b) "*Affiliate*" means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. An entity shall be deemed an Affiliate of the Company for purposes of this definition only for such periods as the requisite ownership or control relationship is maintained.

(c) "*Approval Date*" means the date on which the Plan is approved by the Company's stockholders.

(d) "*Articles of Incorporation*" means the articles of incorporation of the Company, as may be amended and/or restated from time to time.

(e) "*Automatic Exercise Date*" means, with respect to an Option or a Stock Appreciation Right, the last business day of the applicable term of the Option pursuant to Section 7(d) or the Stock Appreciation Right pursuant to Section 8(g).

(f) "*Award*" means any Option, Stock Appreciation Right, Restricted Share, Restricted Stock Unit, Performance-Based Award, Other Stock-Based Award or Other Cash-Based Award granted under the Plan.

(g) "*Award Agreement*" means any agreement, contract or other instrument or document evidencing an Award.

Evidence of an Award may be in written or electronic form, may be limited to notation on the books and records of the Company and, with the approval of the Administrator, need not be signed by a representative of the Company or a Participant. Any Shares that become deliverable to the Participant pursuant to the Plan may be issued in certificate form in the name of the Participant or in book-entry form in the name of the Participant.

(h) "*Bylaws*" means the bylaws of the Company, as may be amended and/or restated from time to time.

(i) "*Beneficial Owner*" (or any variant thereof) has the meaning defined in Rule 13d-3 under the Exchange Act.

(j) "*Board*" means the Board of Directors of the Company.

(k) "*Cause*" shall have the meaning assigned to such term in any Company or Affiliate employment, severance, or similar agreement or Award Agreement with the Participant or, if no such agreement exists or the agreement does not define "Cause," Cause means (*i*) any conduct, action or behavior by a Participant, whether or not in connection with the Participant's employment, including, without limitation, the commission of any felony or a lesser crime involving dishonesty, fraud, misappropriation, theft, wrongful taking of property, embezzlement, bribery, forgery, extortion or other crime of moral turpitude, that has or may reasonably be expected to have a material adverse effect on the reputation or business of the Company, its Subsidiaries and Affiliates or which results in gain or personal enrichment of the Participant to the detriment of the Company, its Subsidiaries and Affiliates; (*ii*) a governmental authority, including, without limitation, the Environmental Protection Agency or the Food and Drug Administration, has prohibited the Participant from working or being affiliated with the Company, its Subsidiaries and Affiliates or the business conducted thereby; (*iii*) the commission of any act by the Participant of gross negligence or malfeasance, or any willful violation of law, in each case, in connection with the Participant's performance of his or her duties with the Company or a Subsidiary or Affiliate thereof; (*iv*) performance of the Participant's duties in an unsatisfactory manner after a written warning and a ten (10) day opportunity to cure or failure to observe material policies generally applicable to employees after a written warning and a ten (10) day opportunity to cure; (*v*) breach of the Participant's duty of loyalty to the Company Group; (*vi*) chronic absenteeism; (*vii*) substance abuse, illegal drug use or habitual insobriety; or (*viii*) violation of obligations of confidentiality to any third party in the course of providing services to the Company, its Subsidiaries and Affiliates.

(l) "*Change in Capitalization*" means any (*i*) merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase or other reorganization or corporate transaction or event, (*ii*) extraordinary dividend (whether in the form of cash, Common Stock or other property), stock split or reverse stock split, (*iii*) combination or exchange of shares, (*iv*) other change in corporate structure or (*v*) payment of any other distribution, which, in any such case, the Administrator determines, in its sole discretion, affects the Shares such that an adjustment pursuant to Section 5 of the Plan is appropriate.

(m) "*Change in Control*" shall be deemed to have occurred if an event set forth in any one of the following paragraphs shall have occurred following the Effective Date:

(i) any Person, other than (*A*) Eos Partners, L.P. and Eos Capital Partners IV, L.P., and their respective Affiliates and successors, or (*B*) the Company or a trustee or other fiduciary holding securities under an employee benefit plan of the Company, becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing more than thirty percent (30%) of the combined voting power of the Company's then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (*A*) of paragraph (*iii*) below or any acquisition directly from the Company; or

(ii) the following individuals cease for any reason to constitute a majority of the number of Directors then serving on the Board: individuals who, during any

period of two (2) consecutive years, constitute the Board and any new Director (other than a Director whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to, a consent solicitation, relating to the election of Directors of the Company) whose appointment or election by the Board or nomination for election by the Company's stockholders was approved or recommended by a vote of at least two-thirds ($2/3$) of the Directors then still in office who either were Directors at the beginning of the two (2) year period or whose appointment, election or nomination for election was previously so approved or recommended; or

(iii) there is consummated a merger or consolidation of the Company or any Subsidiary thereof with any other corporation, other than a merger or consolidation (*A*) that results in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the combined voting power of the voting securities of the Company (or such surviving entity or, if the Company or the entity surviving such merger is then a subsidiary, the ultimate parent thereof) outstanding immediately after such merger or consolidation, and (*B*) immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the Board of the entity surviving such merger or consolidation or, if the Company or the entity surviving such merger is then a subsidiary, the ultimate parent thereof; or

(iv) the consummation of a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than (*A*) a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least fifty percent (50%) of the combined voting power of the voting securities of which are owned directly or indirectly by stockholders of the Company following the completion of such transaction in substantially the same proportions as their ownership of the Company immediately prior to such sale or (*B*) a sale or disposition of all or substantially all of the Company's assets immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed or, if such entity is a subsidiary, the ultimate parent thereof.

For each Award that constitutes deferred compensation under Code Section 409A, a Change in Control (where applicable) shall be deemed to have occurred under the Plan with respect to such Award only if a change in the ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company shall also constitute a "change in control event" under Code Section 409A.

Notwithstanding the foregoing, a "Change in Control" shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the holders of Common Stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

(n) "*Change in Control Price*" shall have the meaning set forth in Section 12 of the Plan.

(o) "*Code*" means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto. Any reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(p) "*Committee*" means any committee or subcommittee the Board may appoint to administer the Plan. Subject to the discretion of the Board, the Committee shall be composed entirely of individuals who meet the qualifications of a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act and any other qualifications required by the applicable stock exchange on which the Common Stock is traded. If at any time or to any extent the Board shall not administer the Plan, then the functions of the Administrator specified in the Plan shall be exercised by the Committee. Except as otherwise provided in the Company's Articles of Incorporation or Bylaws, or any charter establishing the Committee, any action of the Committee with respect to the administration of the Plan shall be taken by a majority vote at a meeting at which a quorum is duly constituted or unanimous written consent of the Committee's members.

(q) "*Common Stock*" means the Class A common stock, par value $0.001 per share, of the Company.

(r) "*Company*" means PetIQ, Inc., a Delaware corporation (or any successor corporation, except as the term "Company" is used in the definition of "Change in Control" above).

(s) "*Consultant*" means any current or prospective consultant or independent contractor of the Company or an Affiliate thereof, in each case, who is not an Employee, Executive Officer or non-employee Director.

(t) "*Disability*" shall have the meaning assigned to such term in any individual employment, severance or similar agreement or Award Agreement with the Participant or, if no such agreement exists or the agreement does not define "Disability," Disability means, with respect to any Participant, that such Participant (*i*) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (*ii*) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering Employees of the Company or an Affiliate thereof.

(u) "*Director*" means any individual who is a member of the Board on or after the Effective Date.

(v) "*Effective Date*" shall have the meaning set forth in Section 19 of the Plan.

(w) "*Eligible Recipient*" means: (*i*) an Employee; (*ii*) a non-employee Director; or (*iii*) a Consultant, in each case, who has been selected as an eligible recipient under the Plan by the Administrator. Notwithstanding the foregoing, to the extent required to avoid the imposition of additional taxes under Code Section 409A, "*Eligible Recipient*" means: an (*1*) Employee; (*2*) a non-employee Director; or (*3*) a Consultant, in each case, of the Company or a Subsidiary thereof, who has been selected as an eligible recipient under the Plan by the Administrator.

(x) "*Employee*" shall mean any current or prospective employee of the Company or an Affiliate thereof, as described in Treasury Regulation Section 1.421-1(h), including an Executive Officer or Director who is also treated as an employee.

(y) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended from time to time.

(z) *"Executive Officer"* means each Participant who is an executive officer (within the meaning of Rule 3b-7 under the Exchange Act) of the Company.

(aa) *"Exercise Price"* means, with respect to any Award under which the holder may purchase Shares, the price per share at which a holder of such Award granted hereunder may purchase Shares issuable upon exercise of such Award.

(bb) *"Fair Market Value"* as of a particular date shall mean: (*i*) if the Common Stock is admitted to trading on a national securities exchange, the fair market value of a Share on any date shall be the closing sale price reported for such share on such exchange on such date or, if no sale was reported on such date, on the last day preceding such date on which a sale was reported; (*ii*) if the Shares are not then listed on a national securities exchange, the average of the highest reported bid and lowest reported asked prices for the Shares as reported by the National Association of Securities Dealers, Inc. Automated Quotations System or such other quotation system for the last preceding date on which there was a sale of such stock ; or (*iii*) if the Shares are not then listed on a national securities exchange or traded in an over-the-counter market or the value of such Shares is not otherwise determinable, such value as determined by the Committee in good faith and in a manner not inconsistent with Code Section 409A.

(cc) *"Free Standing Rights"* shall have the meaning set forth in Section 8(a) of the Plan.

(dd) *"Incentive Stock Option"* means an Option that is intended to satisfy the requirements applicable to an "incentive stock option" described in Code Section 422.

(ee) *"Nonqualified Stock Option"* means an Option that is not intended to be an Incentive Stock Option.

(ff) *"Option"* means an option to purchase Shares granted pursuant to Section 7 of the Plan.

(gg) *"Other Cash-Based Award"* means a cash Award granted to a Participant under Section 11 of the Plan, including cash awarded as a bonus or upon the attainment of Performance Goals or otherwise as permitted under the Plan.

(hh) *"Other Stock-Based Award"* means a right or other interest granted to a Participant under the Plan that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Stock, including, but not limited to, unrestricted Shares or dividend equivalents, each of which may be subject to the attainment of Performance Goals or a period of continued employment or other terms or conditions as permitted under the Plan.

(ii) *"Participant"* means any Eligible Recipient selected by the Administrator, pursuant to the Administrator's authority provided for in Section 3 of the Plan, to receive grants of Options, Stock Appreciation Rights, Restricted Shares, Restricted Stock Units, Other Stock-Based Awards, Other Cash-Based Awards or any combination of the foregoing, and, upon his or her death, his or her successors, heirs, executors and administrators, as the case may be, solely with respect to any Awards outstanding at the date of the Eligible Recipient's death.

(jj) *"Performance-Based Award"* means any Award granted under the Plan that is subject to one or more performance goals. Any dividends or dividend equivalents payable or credited to a Participant with respect to any unvested Performance-Based Award shall be subject to the same performance goals as the Shares or units underlying the Performance-Based Award.

(kk) *"Performance Goals"* means performance goals based on one or more of the following criteria: (*i*) earnings before interest and taxes; (*ii*) earnings before interest, taxes, depreciation and amortization; (*iii*) net operating profit after tax; (*iv*) cash flow; (*v*) revenue; (*vi*) net revenues; (*vii*) sales; (*viii*) days sales outstanding; (*ix*) scrap rates; (*x*) income; (*xi*) net income; (*xii*) operating income; (*xiii*) net operating income; (*xiv*) operating margin; (*xv*) earnings; (*xvi*) earnings per share; (*xvii*) return on equity; (*xviii*) return on investment; (*xix*) return on capital; (*xx*) return on assets; (*xxi*) return on net assets; (*xxii*) total shareholder return; (*xxiii*) economic profit; (*xxiv*) market share; (*xxv*) appreciation in the fair market value, book value or other measure of value of the Company's Common Stock; (*xxvi*) expense or cost control; (*xxvii*) working capital; (*xxviii*) volume or production; (*xxix*) new products; (*xxx*) customer satisfaction; (*xxxi*) brand development; (*xxxii*) employee retention or employee turnover; (*xxxiii*) employee satisfaction or engagement; (*xxxiv*) environmental, health or other safety goals; (*xxxv*) individual performance; (*xxxvi*) strategic objective milestones; (*xxxvii*) days inventory outstanding; *(xxxviii)* any other criteria specified by the Administrator in its sole discretion; and (*xxxix*) any combination of, or as applicable, a specified increase or decrease in, any of the foregoing. Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Company or an Affiliate thereof, or a division or strategic business unit of the Company, or may be applied to the performance of the Company relative to a market index, a group of other companies or a combination thereof, all as determined by the Committee. The Performance Goals may include a threshold level of performance below which no payment shall be made (or no vesting shall occur), levels of performance at which specified payments shall be made (or specified vesting shall occur), and a maximum level of performance above which no additional payment shall be made (or at which full vesting shall occur). Such definitions may provide for equitable adjustments to the Performance Goals in recognition of unusual or non-recurring events affecting the Company or an Affiliate thereof or the financial statements of the Company or an Affiliate thereof, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be unusual in nature, infrequent in occurrence or unusual in nature and infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles.

(ll) "*Person*" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (*i*) the Company or any Subsidiary thereof, (*ii*) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary thereof, (*iii*) an underwriter temporarily holding securities pursuant to an offering of such securities, or (*iv*) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(mm) "*Related Rights*" shall have the meaning set forth in Section 8(a) of the Plan.

(nn) "*Restricted Shares*" means an Award of Shares granted pursuant to Section 9 of the Plan subject to certain restrictions that lapse at the end of a specified period or periods.

(oo) "*Restricted Stock Unit*" means a notional account established pursuant to an Award granted to a Participant, as described in Section 10 of the Plan, that is (*i*) valued solely by reference to Shares, (*ii*) subject to restrictions specified in the Award Agreement, and (*iii*) payable in cash or in Shares (as specified in the Award Agreement). The Restricted Stock Units awarded to the Participant will vest according to the time-based criteria or performance goals criteria specified in the Award Agreement.

(pp) "*Restricted Period*" means the period of time determined by the Administrator during which an Award or a portion thereof is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(qq) "*Retirement*" means a termination of a Participant's employment, other than for Cause and other than by reason of death or Disability, on or after the attainment of age 65.

(rr) "*Rule 16b-3*" shall have the meaning set forth in Section 3(a) of the Plan.

(ss) "*Shares*" means shares of Common Stock reserved for issuance under the Plan, as adjusted pursuant to the Plan, and any successor (pursuant to a merger, consolidation or other reorganization) security.

(tt) "*Stock Appreciation Right*" means the right pursuant to an Award granted under Section 8 of the Plan to receive an amount equal to the excess, if any, of (*i*) the aggregate Fair Market Value, as of the date such Award or portion thereof is surrendered, of the Shares covered by such Award or such portion thereof, over (*ii*) the aggregate Exercise Price of such Award or such portion thereof.

(uu) "*Subsidiary*" means, with respect to any Person, as of any date of determination, any other Person as to which such first Person owns or otherwise controls, directly or indirectly, more than fifty percent (50%) of the voting shares or other similar interests or a sole general partner interest or managing member or similar interest of such other Person. An entity shall be deemed a Subsidiary of the Company for purposes of this definition only for such periods as the requisite ownership or control relationship is maintained. Notwithstanding the foregoing, in the case of an Incentive Stock Option or any determination relating to an Incentive Stock Option, "*Subsidiary*" means a corporation that is a subsidiary of the Company within the meaning of Code Section 424(f).

(vv) "*Substitute Award*" shall mean an Award granted under the Plan upon the assumption of, or in substitution for, outstanding equity awards granted by a company or other entity in connection with a corporate transaction, such as a merger, combination, consolidation, or acquisition of property or stock; provided, however, that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of an Option or Stock Appreciation Right.

Section 3. Administration.

(a) The Plan shall be administered by the Administrator and shall be administered in accordance with the requirements of Rule 16b-3 under the Exchange Act ("*Rule 16b-3*"), to the extent applicable.

(b) Pursuant to the terms of the Plan, the Administrator, subject, in the case of any Committee, to any restrictions on the authority delegated to it by the Board, shall have the power and authority, without limitation:

(i) to select those Eligible Recipients who shall be Participants;

(ii) to determine whether and to what extent Options, Stock Appreciation Rights, Restricted Shares, Restricted Stock Units, Other Stock-Based Awards, Other Cash-Based Awards or a combination of any of the foregoing, are to be granted hereunder to Participants;

(iii) to determine the number of Shares to be covered by each Award granted hereunder;

(iv) to determine the terms and conditions, not inconsistent with the terms of the Plan, of each Award granted hereunder, including, but not limited to, (*A*) the restrictions applicable to Restricted Shares and Restricted Stock Units and the conditions under which restrictions applicable to such Restricted Shares and Restricted Stock Units shall lapse, (*B*) the Performance Goals and periods applicable to Awards, if any, (*C*) the Exercise Price of each Award, (*D*) the vesting schedule applicable to each Award, (*E*) the number of Shares subject to each Award and (*F*) subject to the requirements of Code Section 409A (to the extent applicable), any amendments to the terms and conditions of outstanding Awards, including, but not limited to, extending the exercise period of such Awards and accelerating the vesting schedule of such Awards;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, which shall govern all written instruments evidencing Options, Stock Appreciation Rights, Restricted Shares,

Restricted Stock Units or Other Stock-Based Awards, Other Cash-Based Awards or any combination of the foregoing granted hereunder;

(vi) to determine the Fair Market Value;

(vii) to determine the duration and purpose of leaves of absence which may be granted to a Participant without constituting termination of the Participant's employment for purposes of Awards granted under the Plan;

(viii) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;

(ix) to reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan, any Award Agreement or other instrument or agreement relating to the Plan or an Award granted under the Plan; and

(x) to construe and interpret the terms and provisions of the Plan and any Award issued under the Plan (and any Award Agreement relating thereto), and to otherwise supervise the administration of the Plan and to exercise all powers and authorities either specifically granted under the Plan or necessary and advisable in the administration of the Plan.

(c) All decisions made by the Administrator pursuant to the provisions of the Plan shall be final, conclusive and binding on all persons, including the Company and the Participants. No member of the Board or the Committee, or any officer or employee of the Company or any Subsidiary thereof acting on behalf of the Board or the Committee, shall be personally liable for any action, omission, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Committee and each and any officer or employee of the Company and of any Subsidiary thereof acting on their behalf shall, to the maximum extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, omission, determination or interpretation.

Section 4. Shares Reserved for Issuance Under the Plan.

(a) Subject to Section 5 of the Plan, the number of Shares that are reserved and available for issuance pursuant to Awards granted under the Plan is 3,914,047. The maximum number of Shares that may be issued pursuant to Options intended to be Incentive Stock Options is 478,512.

(b) The aggregate Awards granted during any fiscal year to any Participant shall not exceed, subject to adjustment as provided in Section 5 of the Plan: (*i*) 478,512 Shares subject to Options or Stock Appreciation Rights, (*ii*) 478,512 Shares subject to Restricted Shares, Restricted Stock Units or

Other Stock-Based Awards (other than Stock Appreciation Rights), and (*iii*) $2,000,000 with respect to Other Cash-Based Awards with a Restricted Period of one (1) year and $2,000,000 with respect to Other Cash-Based Awards with a Restricted Period greater than one (1) year. Notwithstanding the foregoing, the maximum number of Shares subject to Awards granted during any fiscal year to any non-employee Director, when taken together with any cash fees paid to such non-employee Director during the fiscal year in respect of his or her service as a Director, shall not exceed $500,000 in total value (calculating the value of any such Awards based on the grant date Fair Market Value of such Awards for financial reporting purposes).

(c) Shares issued under the Plan may, in whole or in part, be authorized but unissued Shares or Shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. Any Shares subject to an Award under the Plan that, after the Effective Date, are forfeited, canceled, settled or otherwise terminated without a distribution of Shares to a Participant will thereafter be deemed to be available for Awards. In applying the immediately preceding sentence, if (*i*) Shares otherwise issuable or issued in respect of, or as part of, any Award are withheld to cover taxes, such Shares shall be treated as having been issued under the Plan and shall not again be available for issuance under the Plan, (*ii*) Shares otherwise issuable or issued in respect of, or as part of, any Award of Options or Stock Appreciation Rights are withheld to cover the Exercise Price, such Shares shall be treated as having been issued under the Plan and shall not be available for issuance under the Plan, and (*iii*) any Stock-settled Stock Appreciation Rights are exercised, the aggregate number of Shares subject to such Stock Appreciation Rights shall be deemed issued under the Plan and shall not be available for issuance under the Plan.

(d) Substitute Awards shall not reduce the Shares authorized for grant under the Plan. In the event that a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan; *provided* that Awards using such available Shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to the Company or its Affiliates immediately prior to such acquisition or combination.

(e) In the event that the Company or an Affiliate consummates a transaction described in Code Section 424(a) (e.g., the acquisition of property or stock from an unrelated corporation), persons who become Employees or Directors on account of such transaction may be granted Substitute Awards in substitution for awards granted by their former employer, and any such substitute Options or Stock Appreciation Rights may be granted with an Exercise Price less than the Fair Market Value of a Share on the grant date thereof; provided, however, the grant of such substitute Option or Stock Appreciation Right shall not constitute a "modification" as defined in Code Section 424(h)(3) and the applicable Treasury regulations.

Section 5. Equitable Adjustments.

In the event of any Change in Capitalization, an equitable substitution or proportionate adjustment shall be made, in each case, as may be determined by the Administrator, in its sole discretion, in (*i*) the aggregate number of Shares reserved for issuance under the Plan and the maximum number of Shares that may be subject to Awards granted to any Participant in any calendar or fiscal year, (*ii*) the kind, number and Exercise Price subject to outstanding Options and Stock Appreciation Rights granted under the Plan, *provided, however*, that any such substitution or adjustment with respect to Options and Stock Appreciation Rights shall occur in accordance with the requirements of Code Section 409A, and (*iii*) the kind, number and purchase price of Shares subject to outstanding Restricted Shares or Other Stock-Based Awards granted under the Plan, in each case as may be determined by the Administrator, in its sole discretion; *provided*, *however*, that any fractional Shares resulting from the adjustment shall be eliminated. Such other equitable substitutions or adjustments shall be made as may be determined by the Administrator, in its sole discretion. Without limiting the generality of the foregoing, in connection with a Change in Capitalization, the Administrator may provide, in its sole discretion, for the cancellation of any outstanding Award granted hereunder in exchange for payment in cash or other property having an aggregate Fair Market Value of the Shares covered by such Award, reduced by the aggregate Exercise Price or purchase price thereof, if any. Notwithstanding anything contained in the Plan to the contrary, any adjustment with respect to an Incentive Stock Option due to an adjustment or substitution described in this Section 5 shall comply with the rules of Code Section 424(a), and in no event shall any

adjustment be made which would render any Incentive Stock Option granted hereunder to be disqualified as an incentive stock option for purposes of Code Section 422. The Administrator's determinations pursuant to this Section 5 shall be final, binding and conclusive.

Section 6. Eligibility.

The Participants under the Plan shall be selected from time to time by the Administrator, in its sole discretion, from among Eligible Recipients.

Section 7. Options.

(a) *General.* The Committee may, in its sole discretion, grant Options to Participants. Solely with respect to Participants who are Employees, the Committee may grant Incentive Stock Options, Nonqualified Stock Options or a combination of both. With respect to all other Participants, the Committee may grant only Nonqualified Stock Options. Each Participant who is granted an Option shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, which Award Agreement shall specify whether the Option is an Incentive Stock Option or a Nonqualified Stock Option and shall set forth, among other things, the Exercise Price of the Option, the term of the Option and provisions regarding exercisability of the Option granted thereunder. The provisions of each Option need not be the same with respect to each Participant. More than one Option may be granted to the same Participant and be outstanding concurrently hereunder. Options granted under the Plan shall be subject to the terms and conditions set forth in this Section 7 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable and set forth in the applicable Award Agreement. The prospective recipient of an Option shall not have any rights with respect to such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date.

(b) *Limits on Incentive Stock Options*. If the Administrator grants Incentive Stock Options, then to the extent that the aggregate fair market value of Shares with respect to which Incentive Stock Options are exercisable for the first time by any individual during any calendar year (under all plans of

the Company) exceeds $100,000, such Options will be treated as Nonqualified Stock Options to the extent required by Code Section 422.

(c) *Exercise Price.* The Exercise Price of Shares purchasable under an Option shall be determined by the Administrator in its sole discretion at the time of grant; *provided, however*, that (*i*) in no event shall the Exercise Price of an Option be less than one hundred percent (100%) of the Fair Market Value of the Common Stock on the date of grant, and (*ii*) no Incentive Stock Option granted to a ten percent (10%) stockholder of the Company's Common Stock (within the meaning of Code Section 422(b)(6)) shall have an exercise price per share less than one-hundred ten percent (110%) of the Fair Market Value of a Share on such date.

(d) *Option Term.* The maximum term of each Option shall be fixed by the Administrator, but in no event shall (*i*) an Option be exercisable more than ten (10) years after the date such Option is granted, and (*ii*) an Incentive Stock Option granted to a ten percent (10%) stockholder of the Company's Common Stock (within the meaning of Code Section 422(b)(6)) be exercisable more than five (5) years after the date such Option is granted. Each Option's term is subject to earlier expiration pursuant to the applicable provisions in the Plan and the Award Agreement. Notwithstanding the foregoing, the Administrator shall have the authority to accelerate the exercisability of any outstanding Option at such time and under such circumstances as the Administrator, in its sole discretion, deems appropriate. Notwithstanding any contrary provision herein, if, on the date an outstanding Option would expire, the exercise of the Option, including by a "net exercise" or "cashless" exercise, would violate applicable securities laws or any insider trading policy maintained by the Company from time to time, the expiration date applicable to the Option will be extended, except to the extent such extension would violate Section 409A, to a date that is thirty (30) calendar days after the date the exercise of the Option would no longer violate applicable securities laws or any such insider trading policy.

(e) *Exercisability.* Each Option shall be exercisable at such time or times and subject to such terms and conditions, including the attainment of pre-established Performance Goals, as shall be determined by the Administrator in the applicable Award Agreement. The Administrator may also provide that any Option shall be exercisable only in installments, and the Administrator may waive such installment exercise provisions at any time, in whole or in part, based on such factors as the Administrator may determine in its sole discretion. Notwithstanding anything to the contrary contained herein, an Option may not be exercised for a fraction of a share.

(f) *Method of Exercise.* Options may be exercised in whole or in part by giving written notice of exercise to the Company specifying the number of Shares to be purchased, accompanied by payment in full of the aggregate Exercise Price of the Shares so purchased in cash or its equivalent, as determined by the Administrator. As determined by the Administrator, in its sole discretion, with respect to any Option or category of Options, payment in whole or in part may also be made (*i*) by means of consideration received under any cashless exercise procedure approved by the Administrator (including the withholding of Shares otherwise issuable upon exercise), (*ii*) in the form of unrestricted Shares already owned by the Participant which have a Fair Market Value on the date of surrender equal to the aggregate Exercise Price of the Shares as to which such Option shall be exercised, (*iii*) any other form of consideration approved by the Administrator and permitted by applicable law or (*iv*) any combination of the foregoing. In determining which methods a Participant may utilize to pay the Exercise Price, the Administrator may consider such factors as it determines are appropriate; *provided, however*, that with respect to Incentive Stock Options, all such discretionary determinations shall be made by the Administrator at the time of grant and specified in the Award Agreement.

(g) *Rights as Stockholder.* A Participant shall have no rights to dividends or any other rights of a stockholder with respect to the Shares subject to an Option until the Participant has given written notice of the exercise thereof, has paid in full for such Shares and has satisfied the requirements of Section 15 of the Plan and the Shares have been issued to the Participant.

(h) *Termination of Employment or Service.*

(i) Unless the applicable Award Agreement provides otherwise, in the event that the employment or service of a Participant with the Company and all Affiliates thereof shall terminate for any reason other than Cause, Retirement, Disability, or death, (*A*) Options granted to such Participant, to the extent that they are exercisable at the time of such termination, shall remain exercisable until the date that is ninety (90) days after such termination, on which date they shall expire, and (*B*) Options granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination. The ninety (90) day period described in this Section 7(h)(i) shall be extended to one (1) year after the date of such termination in the event of the Participant's death during such ninety (90) day period. Notwithstanding the foregoing, no Option shall be exercisable after the expiration of its term.

(ii) Unless the applicable Award Agreement provides otherwise, in the event that the employment or service of a Participant with the Company and all Affiliates thereof shall terminate on account of Retirement, Disability or the death of the Participant, (*A*) Options granted to such Participant, to the extent that they were exercisable at the time of such termination, shall remain exercisable until the date that is one (1) year after such termination, on which date they shall expire and (*B*) Options granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination. Notwithstanding the foregoing, no Option shall be exercisable after the expiration of its term.

(iii) In the event of the termination of a Participant's employment or service for Cause, all outstanding Options granted to such Participant shall expire at the commencement of business on the date of such termination.

(iv) For purposes of this Section 7(h), Options that are not exercisable solely due to a blackout period shall be considered exercisable.

(i) *Other Change in Employment Status.* An Option may be affected, both with regard to vesting schedule and termination, by leaves of absence, changes from full-time to part-time employment, partial disability or other changes in the employment status or service of a

Participant, as evidenced in a Participant's Award Agreement.

(j) *Change in Control*. Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Options shall be subject to Section 12 of the Plan.

(k) *Automatic Exercise*. Unless otherwise provided by the Administrator in an Award Agreement or otherwise, or as otherwise directed by the Participant in writing to the Company, each vested and exercisable Option outstanding on the Automatic Exercise Date with an Exercise Price per Share that is less than the Fair Market Value per Share as of such date shall automatically and without further action by the Participant or the Company be exercised on the Automatic Exercise Date. In the sole discretion of the

Administrator, payment of the Exercise Price of any such Option shall be made pursuant to Section 7(f)(i) or (ii) and the Company or any Affiliate shall deduct or withhold an amount sufficient to satisfy all taxes associated with such exercise in accordance with Section 15. Unless otherwise determined by the Administrator, this Section 7(k) shall not apply to an Option if the Participant's employment or service has terminated on or before the Automatic Exercise Date. For the avoidance of doubt, no Option with an Exercise Price per Share that is equal to or greater the Fair Market Value per Share on the Automatic Exercise Date shall be exercised pursuant to this Section 7(k).

Section 8. Stock Appreciation Rights.

(a) *General.* Stock Appreciation Rights may be granted either alone ("*Free Standing Rights*") or in conjunction with all or part of any Option granted under the Plan ("*Related Rights*"). Related Rights may be granted either at or after the time of the grant of such Option. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Stock Appreciation Rights shall be made, the number of Shares to be awarded, the price per Share, and all other conditions of Stock Appreciation Rights. Notwithstanding the foregoing, no Related Right may be granted for more Shares than are subject to the Option to which it relates and any Stock Appreciation Right must be granted with an Exercise Price not less than the Fair Market Value of Common Stock on the date of grant. The provisions of Stock Appreciation Rights need not be the same with respect to each Participant. Stock Appreciation Rights granted under the Plan shall be subject to the following terms and conditions set forth in this Section 8 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable, as set forth in the applicable Award Agreement.

(b) *Awards; Rights as Stockholder.* The prospective recipient of a Stock Appreciation Right shall not have any rights with respect to such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date. Participants who are granted Stock Appreciation Rights shall have no rights as stockholders of the Company with respect to the grant or exercise of such rights.

(c) *Exercisability.*

(i) Stock Appreciation Rights that are Free Standing Rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator in the applicable Award Agreement.

(ii) Stock Appreciation Rights that are Related Rights shall be exercisable only at such time or times and to the extent that the Options to which they relate shall be exercisable in accordance with the provisions of Section 7 above and this Section 8 of the Plan.

(d) *Payment Upon Exercise.*

(i) Upon the exercise of a Free Standing Right, the Participant shall be entitled to receive up to, but not more than, that number of Shares, determined using the Fair Market Value, equal in value to the excess of the Fair Market Value as of the date of exercise over the price per share specified in the Free Standing Right multiplied by the number of Shares in respect of which the Free Standing Right is being exercised.

(ii) A Related Right may be exercised by a Participant by surrendering the applicable portion of the related Option. Upon such exercise and surrender, the Participant shall be entitled to receive up to, but not more than, that number of Shares, determined using the Fair Market Value, equal in value to the excess of the Fair Market Value as of the date of exercise over the Exercise Price specified in the related Option multiplied by the number of Shares in respect of which the Related Right is being exercised. Options which have been so surrendered, in whole or in part, shall no longer be exercisable to the extent the Related Rights have been so exercised.

(iii) Notwithstanding the foregoing, the Administrator may determine to settle the exercise of a Stock Appreciation Right in cash (or in any combination of Shares and cash).

(e) *Rights as Stockholder.* A Participant shall have no rights to dividends or any other rights of a stockholder with respect to the Shares subject to a Stock Appreciation Right Option until the Participant has given written notice of the exercise thereof, has satisfied the requirements of Section 15 of the Plan and the Shares have been issued to the Participant.

(f) *Termination of Employment or Service.*

(i) In the event of the termination of employment or service with the Company and all Affiliates thereof of a Participant who has been granted one or more Free Standing Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator in the applicable Award Agreement.

(ii) In the event of the termination of employment or service with the Company and all Affiliates thereof of a Participant who has been granted one or more Related Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as set forth in the related Options.

(g) *Term.*

(i) The term of each Free Standing Right shall be fixed by the Administrator, but no Free Standing Right shall be exercisable more than ten (10) years after the date such right is granted.

(ii) The term of each Related Right shall be the term of the Option to which it relates, but no Related Right shall be exercisable more than ten (10) years after the date such right is granted.

(h) *Change in Control*. Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Stock Appreciation Rights shall be subject to Section 12 of the Plan.

(i) *Automatic Exercise*. Unless otherwise provided by the Administrator in an Award Agreement or otherwise, or as otherwise directed by the Participant in writing to the Company, each vested and exercisable Stock Appreciation Right outstanding on the Automatic Exercise Date with an Exercise Price per Share that is less than the Fair Market Value per Share as of such date shall automatically and without further action by the Participant or the Company be exercised on the Automatic Exercise Date. The Company or any Affiliate shall deduct or withhold an amount sufficient to satisfy all taxes associated with such exercise in accordance with Section 15. Unless otherwise determined by the Administrator, this Section 8(i) shall not apply to a Stock Appreciation Right if the Participant's employment or service has terminated on or before the Automatic Exercise Date. For the avoidance of doubt, no Stock Appreciation Right with an Exercise Price per Share that is equal to or greater the Fair Market Value per Share on the Automatic Exercise Date shall be exercised pursuant to this Section 8(i).

Section 9. Restricted Shares.

(a) *General.* Restricted Shares may be issued either alone or in addition to other Awards granted under the Plan. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Restricted Shares shall be made; the number of Shares to be awarded; the price, if any, to be paid by the Participant for the acquisition of Restricted Shares; the Restricted Period, if any, applicable to Restricted Shares; the Performance Goals (if any) applicable to Restricted Shares; and all other conditions of the Restricted Shares. If the restrictions, Performance Goals and/or conditions established by the Administrator are not attained, a Participant shall forfeit his or her Restricted Shares in accordance with the terms of

the grant. The provisions of the Restricted Shares need not be the same with respect to each Participant.

(b) *Awards and Certificates.* The prospective recipient of Restricted Shares shall not have any rights with respect to any such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date. Except as otherwise provided in Section 9(c) of the Plan, (*i*) each Participant who is granted an award of Restricted Shares may, in the Company's sole discretion, be issued a stock certificate in respect of such Restricted Shares; and (*ii*) any such certificate so issued shall be registered in the name of the Participant, and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to any such Award.

The Company may require that the stock certificates, if any, evidencing Restricted Shares granted hereunder be held in the custody of the Company until the restrictions thereon shall have lapsed, and that, as a condition of any award of Restricted Shares, the Participant shall have delivered a stock power, endorsed in blank, relating to the Shares covered by such Award.

Notwithstanding anything in the Plan to the contrary, any Restricted Shares (whether before or after any vesting conditions have been satisfied) may, in the Company's sole discretion, be issued in uncertificated form pursuant to the customary arrangements for issuing shares in such form.

(c) *Restrictions and Conditions.* The Restricted Shares granted pursuant to this Section 9 shall be subject to the following restrictions and conditions and any additional restrictions or conditions as determined by the Administrator at the time of grant or thereafter:

> (i) The Administrator may, in its sole discretion, provide for the lapse of restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as the Administrator may determine, in its sole discretion, including, but not limited to, the attainment of certain Performance Goals, the

Participant's termination of employment or service as a non-employee Director or Consultant of the Company or an Affiliate thereof, or the Participant's death or Disability.

(ii) Except as provided in Section 16 of the Plan or in the Award Agreement, the Participant shall generally have the rights of a stockholder of the Company with respect to Restricted Shares during the Restricted Period. In the Administrator's discretion and as provided in the applicable Award Agreement, a Participant may be entitled to dividends or dividend equivalents on an Award of Restricted Shares, which will be payable in accordance with the terms of such grant as determined by the Administrator. Certificates for Shares of unrestricted Common Stock may, in the Company's sole discretion, be delivered to the Participant only after the Restricted Period has expired without forfeiture in respect of such Restricted Shares, except as the Administrator, in its sole discretion, shall otherwise determine.

(iii) The rights of Participants granted Restricted Shares upon termination of employment or service as a non-employee Director or Consultant of the Company or an Affiliate thereof terminates for any reason during the Restricted Period shall be set forth in the Award Agreement.

(d) *Change in Control*. Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Restricted Shares shall be subject to Section 12 of the Plan.

Section 10. Restricted Stock Units.

(a) *General.* Restricted Stock Units may be issued either alone or in addition to other Awards granted under the Plan. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Restricted Stock Units shall be made; the number of Restricted Stock Units to be awarded; the Restricted Period, if any, applicable to Restricted Stock Units; the Performance Goals (if any) applicable to Restricted Stock Units; and all other conditions of the Restricted Stock Units. If the restrictions, Performance Goals and/or conditions established by the Administrator are not attained, a Participant shall forfeit his or her Restricted Stock Units in accordance with the terms of the grant. The provisions of Restricted Stock Units need not be the same with respect to each Participant.

(b) *Award Agreement.* The prospective recipient of Restricted Stock Units shall not have any rights with respect

to any such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date.

(c) *Restrictions and Conditions.* The Restricted Stock Units granted pursuant to this Section 10 shall be subject to the following restrictions and conditions and any additional restrictions or conditions as determined by the Administrator at the time of grant or, subject to Code Section 409A, thereafter:

> (i) The Administrator may, in its sole discretion, provide for the lapse of restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances

as the Administrator may determine, in its sole discretion, including, but not limited to, the attainment of certain Performance Goals, the Participant's termination of employment or service as a non-employee Director or Consultant of the Company or an Affiliate thereof, or the Participant's death or Disability.

(ii) Participants holding Restricted Stock Units shall have no voting rights. A Restricted Stock Unit may, at the Administrator's discretion, carry with it a right to dividend equivalents. Such right would entitle the holder to be credited with an amount equal to all cash dividends paid on one Share while the Restricted Stock Unit is outstanding. The Administrator, in its discretion, may grant dividend equivalents from the date of grant or only after a Restricted Stock Unit is vested.

(iii) The rights of Participants granted Restricted Stock Units upon termination of employment or service as a non-employee Director or Consultant of the Company or an Affiliate thereof terminates for any reason during the Restricted Period shall be set forth in the Award Agreement.

(d) *Settlement of Restricted Stock Units*. Settlement of vested Restricted Stock Units shall be made to Participants in the form of Shares, unless the Administrator, in its sole discretion, provides for the payment of the Restricted Stock Units in cash (or partly in cash and partly in Shares) equal to the Fair Market Value of the Shares that would otherwise be distributed to the Participant.

(e) *Rights as Stockholder.* Except as provided in the Award Agreement in accordance with Section 10(c)(ii), a Participant shall have no rights to dividends or any other rights of a stockholder with respect to the Shares subject to Restricted Stock Units until the Participant has satisfied all conditions of the Award Agreement and the requirements of Section 15 of the Plan and the Shares have been issued to the Participant.

(f) *Change in Control*. Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Restricted Stock Units shall be subject to Section 12 of the Plan.

Section 11. Other Stock-Based or Cash-Based Awards.

(a) The Administrator is authorized to grant Awards to Participants in the form of Other Stock-Based Awards or Other Cash-Based Awards, as deemed by the Administrator to be consistent with the purposes of the Plan and as evidenced by an Award Agreement. The Administrator shall determine the terms and conditions of such Awards, consistent with the terms of the Plan, at the date of grant or thereafter, including any Performance Goals and performance periods. Common Stock or other securities or property delivered pursuant to an Award in the nature of a purchase right granted under this Section 11 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, Shares, other Awards, notes or other property, as the Administrator shall determine, subject to any required corporate action.

(b) The prospective recipient of an Other Stock-Based Award or Other Cash-Based Award shall not have any rights with respect to such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date.

(c) Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Other Stock-Based Awards and Other Cash-Based Awards shall be subject to Section 12 of the Plan.

Section 12. Change in Control.

The Administrator may provide in the applicable Award Agreement that an Award will vest on an accelerated basis upon the Participant's termination of employment or service in connection with a Change in Control or upon the occurrence of any other event that the Administrator may set forth in the Award Agreement. If the Company is a party to an agreement that is reasonably likely to result in a Change in Control, such agreement may provide for: (*i*) the continuation of any Award by the Company, if the Company is the surviving corporation; (*ii*) the assumption of any Award by the surviving corporation or its parent or subsidiary; (*iii*) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards for any Award, *provided, however*, that any such substitution with respect to Options and Stock Appreciation Rights shall occur in accordance with the requirements of Code Section 409A; or (*iv*) settlement of any Award for the Change in Control Price (less, to the extent applicable, the per share exercise or grant price), or, if the per share exercise or grant price equals or exceeds the Change in Control Price or if the Administrator determines that Award cannot reasonably become vested pursuant to its terms, such Award shall terminate and be canceled. To the extent that Restricted Shares, Restricted Stock Units or other

Awards settle in Shares in accordance with their terms upon a Change in Control, such Shares shall be entitled to receive as a result of the Change in Control transaction the same consideration as the Shares held by stockholders of the Company as a result of the Change in Control transaction. For purposes of this Section 12, "*Change in Control Price*" shall mean (A) the price per share of Common Stock paid to stockholders of the Company in the Change in Control transaction, or (B) the Fair Market Value of a Share upon a Change in Control, as determined by the Administrator. To the extent that the consideration paid in any such Change in Control transaction consists all or in part of securities or other non-cash consideration, the value of such securities or other non-cash consideration shall be determined in good faith by the Administrator.

Section 13. Amendment and Termination.

(a) The Board or the Committee may amend, alter or terminate the Plan, but no amendment, alteration, or termination shall be made that would impair the rights of a Participant under any Award theretofore granted without such Participant's consent.

(b) Notwithstanding the foregoing, (i) approval of the Company's stockholders shall be obtained to increase the aggregate Share limit and annual Award limits described in Section 4 and for any amendment that would require such approval in order to satisfy the rules of the stock exchange on which the Common Stock is traded or other applicable law; and (ii) without stockholder approval to the extent required by the rules of any applicable national securities exchange or inter-dealer quotation system on which the Shares are listed or quoted, except as otherwise permitted under Section 5 of the Plan, (A) no amendment or modification may reduce the Exercise Price of any Option or Stock Appreciation Right, (B) the Committee may not

cancel any outstanding Option or Stock Appreciation Right and replace it with a new Option or Stock Appreciation Right, another Award or cash and (C) the Committee may not take any other action that is considered a "repricing" for purposes of the stockholder approval rules of the applicable securities exchange or inter-dealer quotation system.

(c) Subject to the terms and conditions of the Plan, the Administrator may modify, extend or renew outstanding Awards under the Plan, or accept the surrender of outstanding Awards (to the extent not already exercised) and grant new Awards in substitution of them (to the extent not already exercised).

(d) Notwithstanding the foregoing, no alteration, modification or termination of an Award will, without the prior written consent of the Participant, adversely alter or impair any rights or obligations under any Award already granted under the Plan.

Section 14. Unfunded Status of Plan.

The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made or Shares not yet transferred to a Participant

by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.

Section 15. Withholding Taxes.

Each Participant shall, no later than the date as of which the value of an Award first becomes includible in the gross income of such Participant for federal, state and/or

local income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any federal, state, or local taxes of any kind, domestic or foreign, required by law or regulation to be withheld with respect to the Award. The obligations of the Company under the Plan shall be conditional on the making of such payments or arrangements, and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant. Whenever cash is to be paid pursuant to an Award granted hereunder, the Company shall have the right to deduct therefrom an amount sufficient to satisfy any federal, state and local withholding tax requirements related thereto. Whenever Shares are to be delivered pursuant to an Award, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any related federal, state and local taxes, domestic or foreign, to be withheld and applied to the tax obligations. With the approval of the Administrator, a Participant may satisfy the foregoing requirement by electing to have the Company

withhold from delivery of Shares or by delivering already owned unrestricted shares of Common Stock, in each case, having a value equal to the amount required to be withheld or such other greater amount up to the maximum statutory rate under applicable law, as applicable to such Participant, if such other greater amount would not result in adverse financial accounting treatment, as determined by the Administrator (including in connection with the effectiveness of FASB Accounting Standards Update 2016-09). Such Shares shall be valued at their Fair Market Value on the date of which the amount of tax to be withheld is determined. Fractional share amounts shall be settled in cash. Such an election may be made with respect to all or any portion of the Shares to be delivered pursuant to an Award. The Company may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy its withholding obligation with respect to any Option or other Award.

Section 16. Non-United States Employees.

Without amending the Plan, the Administrator may grant Awards to eligible persons residing in non-United States jurisdictions on such terms and conditions different from those specified in the Plan, including the terms of any award agreement or plan, adopted by the Company or any Subsidiary thereof to comply with, or take advantage of favorable tax or other treatment available under, the laws of any non-United States jurisdiction, as may in the

judgment of the Administrator be necessary or desirable to foster and promote achievement of the purposes of the Plan and, in furtherance of such purposes the Administrator may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which the Company or its Subsidiaries operates or has employees.

Section 17. Transfer of Awards.

No purported sale, assignment, mortgage, hypothecation, transfer, charge, pledge, encumbrance, gift, transfer in trust (voting or other) or other disposition of, or creation of a security interest in or lien on, any Award or any agreement or commitment to do any of the foregoing (each, a "*Transfer*") by any holder thereof in violation of the provisions of the Plan or an Award Agreement will be valid, except with the prior written consent of the Administrator, which consent may be granted or withheld in the sole discretion of the Administrator. Any purported Transfer of an Award or any economic benefit or interest therein in violation of the Plan or an Award Agreement

shall be null and void *ab initio*, and shall not create any obligation or liability of the Company, and any person purportedly acquiring any Award or any economic benefit or interest therein transferred in violation of the Plan or an Award Agreement shall not be entitled to be recognized as a holder of such Shares. Unless otherwise determined by the Administrator in accordance with the provisions of the immediately preceding sentence, an Option may be exercised, during the lifetime of the Participant, only by the Participant or, during any period during which the Participant is under a legal disability, by the Participant's guardian or legal representative.

Section 18. Continued Employment.

The adoption of the Plan shall not confer upon any Eligible Recipient any right to continued employment or service with the Company or an Affiliate thereof, as the case may be, nor shall it interfere in any way with the right of the

Company or an Affiliate thereof to terminate the employment or service of any of its Eligible Recipients at any time.

Section 19. Effective Date and Approval Date.

The Plan was originally effective as of July 20, 2017 and the Plan, as amended and restated hereby, will be effective as of May 29, 2019 (the "*Effective Date*"). The Plan will be unlimited in duration and, in the event of Plan termination, will remain in effect as long as any Shares awarded under it are outstanding and not fully vested; *provided, however*, that no Awards will be made under the Plan on or after the tenth anniversary of the Effective Date. No Option that is intended to be an Incentive Stock Option may be granted under the Plan until the Approval Date. If the Approval Date does not occur within twelve (12) months after the Effective Date, then no Options that are intended to be Incentive Stock Options may be granted under the Plan.

Section 20. Code Section 409A.

The intent of the parties is that payments and benefits under the Plan comply with Code Section 409A to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and be administered to be in compliance therewith. Any payments described in the Plan that are due within the "short-term deferral period" as defined in Code Section 409A shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in the Plan, to the extent required in order to avoid accelerated taxation and/or tax penalties under Code Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided upon a "separation from service" to a Participant who is a "specified employee" shall be paid on the first business day after the date that is six (6) months following the Participant's separation from service (or upon the Participant's death, if earlier). In addition, for purposes of the Plan, each amount to be paid or benefit to be provided to the Participant pursuant to the Plan, which constitute deferred compensation subject to Code Section 409A, shall be construed as a separate identified payment for purposes of Code Section 409A. Nothing contained in the Plan or an Award Agreement shall be construed as a guarantee of any particular tax effect with respect to an Award. The Company does not guarantee that any Awards provided under the Plan will satisfy the provisions of Code Section 409A, and in no event will the Company be liable for any or all portion of any taxes, penalties, interest or other expenses that may be incurred by a Participant on account of any non-compliance with Code Section 409A.

Section 21. Erroneously Awarded Compensation.

The Plan and all Awards issued hereunder shall be subject to any compensation recovery and/or recoupment policy adopted by the Company to comply with applicable law, including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or to comport with good corporate governance practices, as such policies may be amended from time to time.

Section 22. Governing Law.

The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law of such state.

Section 23. Plan Document Controls.

The Plan and each Award Agreement constitute the entire agreement with respect to the subject matter hereof and thereof; *provided* that in the event of any inconsistency between the Plan and such Award Agreement, the terms and conditions of the Plan shall control.